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02049608

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Turkiye Garanti Bank

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

FILE NO. 82- 31636 FISCAL YEAR 12-31-01

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OICF/BY: dlw

DATE : 9/4/02

ANNUAL REPORT 2001

ARS
12-31-01

02 AUG 30 AM 9:56

Turkiye Garanti Bank

GarantiBank

CONTENTS





Garanti, "Turkey's best bank" according to several prestigious international publications, and Ottoman Bank, with its 138-year heritage, merged under the umbrella of Garanti on December 14, 2001 within a very short period of 35 business days.

The new structure, while solidifying Garanti's size in the banking sector, also improved its standing among private sector banks.

The economies of scale achieved by the merger, complemented by a healthy balance sheet, a strong capital structure and widespread distribution channels, enable Garanti to focus on growth in a business environment that targets low inflation.

Garanti's goal is to be "Europe's best bank".

CONSOLIDATED AND INFLATION ADJUSTED

IAS FINANCIAL STATEMENTS OF GARANTİ BANK AND ITS AFFILIATES

	(US$ Millions)	
	2001	2000
Total Assets	12,594	13,749
Cash and Cash Equivalents	1,499	719
Loans	4,973	7,005
Contingencies	3,318	4,310
Deposits	8,422	7,108
Shareholders' Equity	933	1,456
Net Income / (Loss)	(453)	206

All balances were adjusted for the effects of inflation in TL unit current at December 31, 2001 pursuant to IAS 29 and then converted into US$ at the exchange rate of TL 1,420,000/US$.

GarantiBank

Garanti Bank is a top-tier commercial bank based in Istanbul, Turkey. As of the end of 2001, following a merger with Ottoman Bank, Garanti ranks as the third largest private sector bank in Turkey on a bank-only basis with US$11.4 billion of total statutory assets (US$ 12.6 billion of total IAS assets). Handling 13% of Turkey's exports and 15% of its imports, Garanti serves the financial needs of various segments of corporate, commercial, small business and retail customers through 315 domestic branches, four in-store offices, 664 ATMs, a widely utilized Internet Branch and Call Center and approximately 6,000 employees.

The owner of Bonus Card and Shop&Miles, two of Turkey's most successful credit card programs, Garanti is progressing rapidly to becoming a leader in retail banking.

Garanti is an active, well-regarded participant in the international syndication and capital markets. The Bank completed syndicated loan facilities for €350 million and US$350 million during 2001, the highest amount accessed by any Turkish bank during the year in the syndicated loan market.

Garanti Bank is the heart of a diversified financial services group that includes leasing, insurance, factoring, securities and portfolio management companies in Turkey, Garanti Bank International in the Netherlands, Germany and Romania; Garanti Bank Moscow in Russia; and Garanti Bank branches in Luxembourg, Malta and Bahrain.

Garanti's high credit ratings and emphasis on innovation, quality, efficiency and corporate citizenship have enhanced its esteem in both local and international markets, lending credence to its goal of becoming "Europe's best bank."

Majority owned by the Doğuş Group, a privately held diversified conglomerate, 31.51% of Garanti shares are publicly traded under the Reuters symbol "GARAN.IS" on the Istanbul Stock Exchange.



FERİT FAİK ŞAHENK
Chairman & Executive Director

In line with the strategic plan of the Doğuş Group, our three banks were merged in two steps under the Garanti banner.

2001 has been a year of deep and lasting change for both Turkey and for Garanti Bank. Supported by the International Monetary Fund, the government embarked on a new and courageous program of fundamental economic reform amidst turbulent conditions characterized by the devaluation of the currency, interest rate volatility, weak domestic demand and recession.

The results of the new economic environment had an immediate and profound impact on the banking sector, which entered into a process of rapid consolidation and restructuring. Since November 2000, 10 banks with insufficient equity have been transferred to the Savings Deposit Insurance Fund by Banking Regulatory and Supervisory Board, thus removing them from the system.

Three of these institutions have been acquired by other banks while the rest with no chance of rehabilitation have been closed. Furthermore, Emlak Bank, one of the largest public sector banks, disappeared through merging with Ziraat Bank. Recapitalized and under the sound management, the two public banks have resumed their normal operational activity.

For more than three years, as a result of our macroeconomic analyses, we became convinced that the Turkish banking sector was heading towards a period of

The "new" Garanti with enhanced critical mass in core business lines and substantial advantages in higher growth businesses, has achieved the necessary scale to compete in a consolidating market.

consolidation as the rate of inflation declined and efficiency became paramount.

Consequently, we moved decisively to unite many of the support functions and harmonize the philosophy and management style of the three banks owned by Doğuş Group as a prelude to an eventual merger under the Garanti banner. This was accomplished in 2001 in two steps: the merger of Körfezbank with Ottoman Bank in August and the merger of Ottoman Bank with Garanti Bank in December.

The "new" Garanti with enhanced critical mass in core business lines and having acquired substantial advantages in higher growth businesses, has achieved the necessary scale to compete in a consolidating market. Leveraging of complementary core competencies strengthens Garanti's presence in existing as well as new markets.

Looking ahead, Garanti's market share, superior technological infrastructure, high quality human resources, strong distribution network, profitability, and, first mover advantage in key segments will continue to make the Bank a focus of interest among investors.

A new set of rules has been established as a result of the events of 2001, both at home and in the international stage. Doğuş Group, by executing a well-thought out global growth strategy in a timely manner, has positioned Garanti at the top of the banking sector in Turkey.

The quality of its people, the sophistication of its technology and the excellence of its customer services will continue to underpin Garanti's success in the years ahead.

My warmest thanks and appreciation go to my colleagues for their dedication and hard work and, to our shareholders for their continued support.

Ferit Faik Şahenk

Chairman & Executive Director

FERİT FAİK ŞAHENK
Chairman and Executive Director
Doğuş Group of Companies and Garanti Bank

YÜCEL ÇELİK
Vice Chairman and Executive Director

SÜLEYMAN SÖZEN
Executive Director

Dr. MAHFİ EĞİLMEZ
Executive Director

Y. AKIN ÖNGÖR
Executive Director

ACLAN ACAR
Executive Director

Dr. AHMET KAMİL ESİRTGEN
Executive Director

HÜSNÜ AKHAN
Executive Director

SİNCAR TOKER
Member of the Board

ERGUN ÖZEN
Member of the Board
President and CEO

Garanti Bank is a subsidiary of Doğuş Group.



ERGUN ÖZEN
President & CEO

In 2001's altered and volatile landscape, Garanti Bank chose to avoid risk and sacrifice profitability in favor of liquidity management.

The crisis that shook Turkey in 2001 was unprecedented in its severity and impact. Prosperity turned to privation as the value of the Lira plunged and the economy nosedived. While long-awaited structural changes encouraged rational behavior in banking, industry and services, disposable income fell sharply.

In this altered and volatile landscape Garanti Bank chose to avoid risk and sacrifice profitability in favor of liquidity management. Prudently, we concentrated on cutting costs, preserving equity, safeguarding asset quality and restructuring for greater efficiency rather than on revenue or net income growth. The securities portfolio was reconfigured in favor of floating rate TL and foreign currency instruments to reduce interest rate exposure and improve our liquidity position. We succeeded in lowering our cost base by US$85 million on a bank-only basis by optimizing our human resources, trimming non-essential expenditures and motivating customers to utilize alternative delivery channels. By working in a cost conscious way and intensifying reliance on technology, we increased total profitability per branch.

Total assets slightly decreased by 8% to US$12.6 billion, from US$13.7 billion at end-2000. The Bank posted a loss of US$453 million for 2001 due to the adverse effects of existing market conditions.

At end-2001, Garanti had a shareholders' equity of US$933 million on a consolidated basis which gives the Bank a capital adequacy ratio of 12.53%.

Crisis management

We entered the year in a crisis management mode, alert for further volatility in the wake of the liquidity crisis of November 2000. In line with our macro read of the market, we had steadily reduced our securities portfolio since mid-2000 and concentrated on liquidity and exposure management.

On February 19, 2001, due to the increase in political instability, the fragile financial markets became more destabilized, plunging the nation into a crisis that sent the Istanbul Stock Exchange ISE-100 Index down by about 25% and raised overnight TL interest rates to 7,500% levels. Public banks were not funded due to the Central Bank's Net Domestic Asset limitation, causing the domestic electronic funds transfer system to shut down briefly due to the inability of public banks to make due on their obligations to other banks.

In response, the government abandoned the crawling peg regime that was the central pillar of the IMF disinflation program and floated the Lira on the morning of February 22, leading to the de facto devaluation of the Lira by around 28%. The governor of the Central Bank, the Undersecretary of Treasury and the head of the IMF Turkey desk resigned and the government commenced a search for a credible figure to take charge of the economy, appointing World Bank Vice President Kemal Derviş as state minister on March 2.

During these very hectic two weeks, Garanti Bank had no problem in its foreign currency lines to other banks, and settled all of its obligations in the interbank market. Although receivables could not be obtained from public banks during the first three days of the crisis, Garanti successfully managed its liquidity position. The Board of Directors moved quickly to raise the nominal issued capital from TL 260 trillion to TL 750 trillion.

Garanti took a pro-active, customer focused approach to asset quality, working with commercial customers to restructure and reschedule loans to meet new realities in the market place rather than recalling loans. On the corporate side, we took the opportunity to reassess all customers and reaffirm their quality. Indeed, Garanti continued to allocate new loans to corporate customers throughout the year. We had a high rate of success in securing repayment of retail loans and credit cards by introducing effective follow-up and collection mechanisms.

Still, the real sector was hurt badly. Garanti's non performing loan ratio rose to 8.7% from 2.1% at the end of 2000. This increase of the ratio was influenced by shrinkage of the loans and advances to customers, which declined to 31.6% of total assets at end-2001. Garanti has provided its shareholders and investors with every kind of financial data and ratios in a continuous and systematic manner throughout the year, in line with its commitment to transparency and openness in business matters.

New customers, more business

Readers of our annual reports over the past years will remember that we emphasized the importance of generating earnings from spreads and commissions early on. Our diagnosis was proven correct in 2001, as economic developments pushed banks to return to "real" banking activities and efficiency became a key success factor.

Garanti is well prepared to thrive in this new environment, thanks to efficiency programs and projects completed during

Garanti became the second largest issuer of credit cards during the year with 1.8 million cards and the owner of two most popular cards in the market.

past years. The Bank's efficiency and effectiveness in the market is supported by branch segmentation, alternative delivery channels and technology investments.

In 2001 Garanti gained new customers and increased business volumes in every segment. On the corporate side, our market share in foreign trade transactions, especially export financing, continued to be the largest. As one of the few Turkish banks to always have lines available, Garanti established a Trade Finance Department to manage the huge demand for import and export financing.

The number of commercial customers increased by 10% to 19,000 and market share rose to over 20%, due mainly to new branch organization, and the fewer number of banks active in this segment. The number of small business customers reached 200,000.

With 63 Açık Banking branches, Garanti's sub-brand for mass market banking increased its customer base by 108% to 812,000. During the year, Garanti became the second largest issuer of credit cards with 1.8 million cards, up from fourth place at the beginning of 2001, reflecting a net card increase of 500,000. With 700 internet merchants, Garanti is a major player in e-commerce, handling 70% of e-commerce transactions in Turkey.

The increase in the number of customers and business volume had a positive effect on Garanti's funding structure. The Bank's market share on a bank-only basis increased from 2.1% in 2000 year-end to 5.9% for Turkish Lira deposits and from 7.6% to 11.5% for foreign currency deposits during 2001 December, respectively.

Good pricing on Treasury products strengthened Garanti's market share and increased client flows which in turn is feeding into business lines. Introduction of www.paragaranti.com, a finance portal offering true real-time trading, resulted in a huge increase in internet brokerage. By year-end, Garanti had achieved a 3.4% share in Istanbul Stock Exchange transaction volume. Investment centers continued to function as an investment advisory service for customers, offering an expanded range of products.

Enhanced position in foreign funding

Traditionally, Garanti does two international syndications every year. This tradition continued unabated in 2001 despite Turkey's economic woes. Garanti was the only bank in Turkey, with the ability to close not one but two deals in the first eight months of the year. Indeed, the events of the year demonstrated that foreign sources of funding constitute a sustainable and reliable funding base in a market in which the majority of customer funds are deposited in demand or one-month accounts.

Garanti was already in the market at the time of the February devaluation with a €250 million syndication. It is a measure of Garanti's exceptional standing and track record in international markets that all 18 of the arrangers elected to remain and that 16 additional banks joined the syndication which was oversubscribed to €350 million. The deal had a very positive impact on Turkish markets at a crucial moment; reinforcing Garanti's reputation both locally and internationally. In July, Garanti entered the markets once again for US$250 million; the deal closed in August at US$350 million with participation of 52 banks from 26 countries, an indication of the consistency of broad funding support for Garanti.

Economies of scale

Adeptness at responding to challenging conditions is a hallmark of Garanti. In 2001, our vision of making Garanti the sole brand of Doğuş Group in the banking sector came to fruition through a series of mergers. In the future, economies of scale will be a key success factor. As margins shrink, size will become of paramount importance.

The merger gives Garanti the muscle to become a more powerful competitor in the market as well as adding new business opportunities in custody services and PTT banking and more than 300,000 new customers with considerable revenue potential.

The economies of scale created by the merger will produce savings of US$148 million per year by lowering Garanti's cost base. This delivers additional value to our shareholders.

Social commitments

We embrace our responsibility to preserve the heritage of Ottoman Bank, which occupies a unique place in the history of Turkish banking.

Founded in 1863 as the Imperial Ottoman Bank by English, French and Turkish shareholders, Ottoman Bank acted as the central bank of the Empire up until World War I, issuing bank notes and raising financing abroad. It continued to act as the Central Bank of the Republic of Turkey until 1931.

We are working to transform the original head office building of Ottoman Bank, built in 1892, which currently functions as

Garanti embraces its responsibility to preserve the heritage of Ottoman Bank, founded in 1863 as the Imperial Ottoman Bank and the Central Bank of the Republic of Turkey until 1931.

the "Ottoman Bank Archive and Research Center" into the "Ottoman Bank Museum". Cooperation with Boğaziçi University has been initiated to open the archives for academic purposes. In the future, this program will be enlarged to include banking education.

Garanti kept on its other social commitments in 2001, despite cost cutting efforts. In addition to the Bank's usual contributions to the WWF Turkey/The Society for the Conservation of Nature and support for the International Istanbul Jazz Festival, we sponsored the National Basketball Team, which won the second place in the 32nd European Men's Basketball Championship (Eurobasket 2001). The success of the team roused ardent enthusiasm and support among the public. As fervor for the "12 Giant Men" swept Turkey, Garanti garnered very favorable publicity. We will continue to sponsor the team in the 2002 world basketball championship for men.

The opportunity of change

We believe that mergers, change in ownership and liquidations are the most concrete signs that the Turkish banking sector is reaching full efficiency as measured on a global scale. The elimination of unsustainable and irrational sources of competition is a very positive and important outcome of the events of 2001. The Turkish banking sector has the potential for high growth.





In the year ahead, as the economy stabilizes and matures, growth in the Turkish banking system will accrue to the biggest and most powerful players. Consequently, our objective is to reach an asset size of US$20 billion by end-2004 by growing organically at a rate of around 20% per annum.

In an emerging and dynamic economy such as Turkey's, each year will bring surprises and changes, one of which in 2001 was the highlighting of Turkey's strategic importance.

Garanti Bank has the flexibility, strength and vision to reap the benefits of its larger size and more efficient cost structure to gain market share and increase business volumes as this process of change continues in the years ahead.

The support of our shareholders and board, the confidence of our correspondents and investors, the trust of our customers and the capability and determination of our employees underline our determination to turn the current process of change into a business opportunity.

Ergun Özen

President & CEO

1
ERGUN ÖZEN
President & CEO

2
GÜNİZ ŞENGÖLGE BİLGİN
Executive Vice President
Corporate Banking

3
KUBİLAY CİNEMRE
Executive Vice President
Treasury and Investment Banking

4
TOLGA EGEMEN
Executive Vice President
Financial Institutions

5
ALİ FUAT ERBİL
Executive Vice President
Human Resources and Channel Management

6
HÜSNÜ EREL
Executive Vice President
Operational Services

7
TURGAY GÖNENSİN
Executive Vice President
Commercial Banking

8
NAFİZ KARADERE
Executive Vice President
Retail Banking

9
ADNAN MEMİŞ
Executive Vice President
Support Services

10
CÜNEYT SEZGİN
Head of Board of Auditors, Risk Management and
Internal Audit

11
MEHMET SEZGİN
General Manager
Garanti Payment Systems

12
ALİ TEMEL
Executive Vice President
Credit Policies

13
A. CAN VERDİ
Executive Vice President
Legal Services

14
SEMA YURDUM
Executive Vice President
Management Services


10
12
3
5
13
14
7
1
4
2
11
9
8
6

Garanti's efforts over the past five years have been directed at achieving a high level of efficiency in order to preserve profitability. To that end, Garanti implemented change management concepts and established an organizational structure capable of supporting the change process. A comprehensive, easy to utilize customer database and a powerful technological infrastructure were built. Effective and consistent reporting and management information systems were introduced to produce accurate and meaningful information supporting the decision making process.

Application of customer focused banking principles resulted in segmentation of customers and branches. While work flows and procedures were reengineered to increase branch efficiency, management processes were redesigned in order to develop more customer-focused services.

Garanti's efforts over the past five years have been directed at achieving a high level of efficiency in order to preserve profitability.

Promotion of low-cost alternative delivery channels such as ATMs, Telephone Banking and Internet Banking has reduced the workload at branches and cut costs. The share of alternative delivery channels in total transactions except cash withdrawals reached 55% by the middle of 2001 with 64% originating from Internet Banking. At the end of the year, internet transactions accounted for 70% of all non-branch transactions.

Completion of these projects has transformed Garanti Bank into a highly competitive, lean, customer focused bank with a low cost base and steady market presence.

Internet Branch Usage Rate (%)*



40
30
20
10
2000/Q4
2001/Q1
2001/Q2
2001/Q3
2001/Q4
2002/Q1

At the end of the year, internet transactions accounted for 70% of all non-branch transactions.

*Except cash withdrawals

Enhancing relationships with multinationals and local conglomerates

An important percentage of Garanti's business volume is generated by corporate customers. During 2001, the Bank pursued its basic strategy of functioning as the house bank of corporate customers with support from other departments, in particular Treasury Marketing Unit, Cash Management, Trade Finance, Project Finance and Technology. Garanti works with the country's leading national and multinational conglomerates. In 2001, the Bank increased both the number of clients it serves and transaction volumes. While keeping a close eye on credit quality, Garanti continued to serve the needs of its corporate clientele by allocating new loans throughout the year.

Cash management continued to be a key factor in boosting market share and increasing non-interest income. Garanti pays salaries, collects checks and promissory notes, establishes banking relations with the suppliers, dealers and regional offices of corporate, giving the opportunity for cross selling of corporate banking products. Technology-intensive

Breakdown of loans by business segments (Bank-only, %)


100
80
60
40
20
1997
1998
1999
2000
2001
Corporate
Commercial
Consumer

In 2001, Garanti continued to manage its loan portfolio with a close eye on macroeconomic conjuncture and the balance among business segments.

cash management systems enable both the Bank and the customer to handle more transactions at a lower cost.

Garanti emerged as one of the very few Turkish banks that could still issue Letters of Credit without any limitation in 2001. This resulted in new customers and gave the Bank the opportunity to increase its market share during a crisis year.

Garanti succeeded in increasing its market share in foreign trade transactions, especially export financing in 2001. Establishment of a Trade Finance Department helped support higher volumes.

The smaller number of active banks in 2001 has shifted the attention of multinationals and local conglomerates away from price competition to other criteria, namely size, past performance, service quality, wide range of products, credit facilities and correspondent network. This process is expected to continue. In this environment, Garanti will have advantageous marketing tools to achieve aggressive market share targets in 2002 for corporate banking, especially in foreign trade transactions.

The biggest player in the core commercial segment

Garanti remains the biggest player in this core segment, with a market share reaching 18% at the end of 2001.

Garanti serves 19,000 customers with annual revenues of US$2-US$50 million through commercial and mixed branches. At end-2001, the number of commercial branches had risen to 40 and the number of mixed branches to 38.

Approximately 1,500 new customers were added to the portfolio during the year as a result of the new branch organization and consolidation in the sector. Garanti follows a careful customer selection process, preferring companies with foreign currency revenues active in tourism and exports, especially of textile and agricultural products.

During 2001, loan volume decreased due to high interest rates and lower demand. However export financing boomed, foreign currency deposits increased by 20% and TL deposits rose threefold.

In 2001, Garanti has been one of the three banks that are authorized to collect customs tax in Turkey. Authorized by the Undersecretariat of Customs, Garanti started to collect its customers' customs tax and import VAT payments.

Completion of the branch segmentation and micro market project in 2000 resulted in the effective distribution of customers to the nearest branch. The impact of this project was felt in 2001 as the operating cost of commercial branches decreased to a significant degree and the level of customer satisfaction increased.

As a general policy, Garanti gives priority to encouraging customers to use alternative distribution channels. In the commercial segment, Garanti was able to further improve its cost and time efficiency while handling larger volumes in 2001 by offering customers advantageous rates to conduct transactions over the internet, the call center and other portals.

The merger with Ottoman Bank gives Garanti a new alternative distribution channel. An exclusive agreement with the Post and Telegraph Administration (PTT) enables the Bank to collect deposits and checks and send money orders through post offices nationwide.

Another legacy of Ottoman Bank was a valuable portfolio of foreign airlines operating in Turkey. Garanti will continue to serve the needs of these customers with high quality cash management services.

A pioneer in developing banking relationships with small businesses

Garanti works with 200,000 small companies and individuals involved in manufacturing, retail sales and service sectors. A product package-featuring overdraft facility, point of sales machine, credit card, checks, TL and FX deposit accounts, investment account, internet and call center registration, debit card and bill payment–meets all of the needs of these customers.

For Garanti, small business customers constitute an excellent source of funding. TL demand accounts, which reached TL 100 trillion at year-end, make a positive contribution to cash resources and profits. In 2002, Garanti will increase the number of small business customers and improve product penetration. Garanti's internet branch and other alternative distribution channels will play an important role in achieving this objective. To support small businesses, the Bank plans to launch an information network on the internet as a subscription site.

Retail banking activities contribute to a widespread, stable deposit base

In 2001, contrary to 2000, Garanti focused on risk management.

As the crisis deepened, Garanti made special efforts to maintain close contact with customers in line with its customer focused

Deposits (Billion TL)


12,000
10,000
8,000
6,000
4,000
2,000
1997
1998
1999
2000
2001
Time
Demand

In 2001, the increases of time and demand deposits at Garanti were 17% and 43%, respectively.

Açık Banking provides full banking services to Garanti's target mid-market retail segment, serving 1,265,000 customers through 63 branches as of June 2002.

approach. Garanti adopted a flexible approach on payment terms and interest rates as part of its effort to support customers. Due to very careful scoring and monitoring procedures, the non-performing loan ratio was kept at a low 3%.

Retail customers form a widespread, stable deposit base. In 2001, 57% of the Bank's foreign currency and 56% of TL time deposits belonged to retail customers.

In 2002, as the economy revives, Garanti will be ready to enter retail loan market with a revised and refined scoring mechanism.

Açık Banking: a sub-brand serving the mid-market retail segment

Açık, which provides full banking services to the mid-market retail segment, serves 1,265,000 customers through 63 branches as of June 2002. Açık is in the process of being transformed into the main sub-brand of Garanti. Serving a very broad segment in Turkey, Açık Banking is the right formula to service a large number of medium income people efficiently.

Investment centers

Garanti introduced investment centers in 1997, which offer personalized asset management services for upscale customers with over US$150,000 in investments. Nine investment centers are staffed by highly qualified investment advisors with experience in local markets and securities.

These centers, as well as the www.paragaranti.com financial portal, have added value to Garanti's brokerage and investment business, evidenced in the Bank's increasing share in equity, fixed income and custody businesses.

The most ambitious player in the credit card market

In recent years, Garanti has become the most talked about bank in the credit card market in Turkey. In 2001, credit card penetration reached 60% of total customer base and the Bank became the second largest card issuer in Turkey with 14.5% of the market. Number four a year ago, Garanti increased the number of cards from 1.2 million to 1.8 million in a year. Indeed, Garanti is the only bank in Turkey to gain market share in the highly competitive credit card business 16 months in a row.

Garanti has two card programs designed to serve the needs of different income segments: Bonus MasterCard and Shop&Miles Visa. Bonus MasterCard was introduced in 2000 as the world's first chip based multi-branded credit card program. With more than one million members, the program has been extremely successful, both from the merchants perspective, since the card brings in new customers, and the cardholders' viewpoint, due to easy redemption of TL cash bonuses, thanks to the chip mechanism. Over US$1 million in cash bonuses were redeemed in 2001 for Bonus Card, which has become the largest multi-branded card program in Europe.

During the year, Garanti decided to consolidate its middle income card programs under one banner. Consequently, Açık credit cards are being replaced with Bonus Cards upon expiration.

Significant growth was achieved in both the number of partners and in volumes. In 2001, the number of partners rose from 35 to 150 to include restaurants, stores and regional outlets. The expanded network has made it possible to solicit more applications as partners started promoting the card, creating a win-win proposition.

Bonus Card is EMV (Europay MasterCard Visa) compliant, an important standard in the payment systems industry that enables faster, easier and lower cost transactions. Garanti is the first bank in Turkey to introduce EMV technology. At the end of 2001, 80% of all Garanti cards in circulation were EMV compliant.

Shop&Miles, the official air miles card of Turkish Airlines, is another card program designed and managed by Garanti. The most prestigious card in Turkey, its 150,000 plus members are considered the most elite group in Turkey, with income four times higher than the norm and a significant percentage of international expenditures. Synergy created with Turkish Airlines has contributed greatly to marketing activities aimed at increasing the number of cards. Interest in merchant partnerships is high; promotions supported by monthly statements designed to function as a marketing tool are very popular.

The Bank is number one in commercial cards with a 27% market share. As part of Garanti's cash management for commercial and corporate customers, a distribution card system for dealers and small retailers has been developed. The card replaces other means of payment, such as postdated checks or promissory notes, and offers flexibility in

Credit Card Market Share by Number of Cards (%)


16
14
12
10
8
2001/Q1
2001/Q2
2001/Q3
2001/Q4
2002/Q1

The owner of Bonus MasterCard and Shop&Miles Visa, two of Turkey's most successful credit card programs, Garanti is progressing rapidly to become a leader in retail banking.

maturity dates for each transaction. Although still in its infancy, the system has aroused great interest in the market and Garanti is confident that it will gain a major share of the commercial card market.

At the end of 2001, Garanti ranked as the second largest acquirer with a total market share of 17.4%. Transaction volume reached US$1.8 billion for the year. Agreements with Diners Club and Japanese Credit Bureau (JCB) facilitate joint use of POS terminals. Garanti is the leader in international acquiring, with volume of US$306 million and a market share of 30%.

A leader in e-commerce

Garanti is the leader in e-commerce in Turkey with 700 internet merchants and a 70% share in e-commerce transactions. In November, a new site www.garantialisveris.com was launched that provides a user friendly non-physical shopping mall. The risk-free Virtual card, by the end of 2001 with 35,000 issued, has been instrumental in encouraging internet shopping.

In 2002, the Bank's two credit card programs will be transformed into small shopping malls –www.bonus.com.tr and www.shopandmiles.com.

Credit Card Issuing Volume Market Share (%)


16
12
8
4
2001/Q1
2001/Q2
2001/Q3
2001/Q4
2002/Q1

The state-of-the-art technology of its credit card programs is a major factor of the continuous increase of Garanti's share of the credit card market.

Online card applications for Bonus Card and Shop&Miles can be found on their respective websites.

Customer oriented treasury business

Garanti proved its ability to adjust to a new environment in 2001. Creative exposure management, good counter party risk management and efficient rebalancing of macro parameters increased the efficiency of treasury transactions. Utilization of risk management tools, techniques and standards gave a more realistic, more quantitative and more objective approach to treasury activities.

In the belief that treasury revenues should be earned from flow of business, Garanti focused on pricing client business. The only bank in Turkey to provide prices at all times, even at the most volatile moments, Garanti gained market share and increased flows. The Treasury Marketing Unit witnessed a two fold increase in volumes.

Benchmarks were introduced for the Garanti Bond Index, Equity Index and Money Market Index. True real-time trading over the internet resulted in a substantial increase in our brokerage business. Indeed, the funds under management climbed from US$120 million to US$700 million.

Internationally viable

In 2001, a year in which the international esteem and reliability of Turkish banks was tested, Garanti is proud to have retained a high degree of international credibility. Garanti emerged as one of the very few Turkish banks that could still issue Letters of Credit without any limitation and led the formation of a market for Turkish banks through the international syndications it obtained.

On March 16, at the height of Turkey's most serious economic crisis in history, Garanti signed a €350 million one-year pre-export syndicated loan facility with 34 banks participating. With this transaction,

Garanti clearly demonstrated the strength of the bank relationships it has built over the past years and the strong support and confidence it has received from the market. This was the first syndicated loan transaction accomplished by a Turkish borrower following the February 2001 devaluation.

On August 24, Garanti Bank signed a US$350 million one-year pre-export facility deal. In this second facility, Garanti Bank succeeded in attracting 52 banks from 26 countries. This transaction set the benchmark pricing and terms and conditions for other Turkish syndicated loans realized during 2001.

Despite the overall decline in imports, Garanti's volumes remained steady, with a market share of 15%. Export volume reached 13% of Turkey's total. Focus on trade finance and customer related volumes have increased fee income. In 2002, Garanti will continue to increase foreign trade volumes.

The overseas network is key factor in the Bank's drive to increase its foreign trade business. Garanti is the only Turkish bank with a presence in Luxembourg. In 2002, Garanti will also be active in Bahrain as it took over Ottoman Bank's Bahrain Branch. The economic recovery in Russia was reflected in higher volumes at Garanti Bank Moscow. Garanti Bank International N.V. had a very successful year, tapping the rich German market and diversifying its deposit base thanks to its Dusseldorf Branch.

Garanti broadened its service portfolio following the merger with Ottoman Bank to include its well-known international custody business, which generates on average US$10 million of revenue annually. Garanti will continue to be active in this area.

Garanti will be an active participant in the international capital markets in 2002 and aims to pursue ambitious plans for longer term transactions.

Optimizing human resources and delivery channels

The merger with Ottoman Bank creates a larger but leaner organization, yielding significant economies of scale that will help Garanti compete more effectively. With the finalization of efforts to retain high performing Ottoman Bank staff, post-merger Garanti had approximately 5,500 employees (on a bank-only basis and excluding security personnel).

Optimization of the branch networks resulted in the conversion of 28 Ottoman branches into Garanti branches. The Call Center ranks as Turkey's biggest financial sector call center, handling total volume of 20 million calls, 2.5 million faxes and 600,000 e-mails per year in Turkish and English. Serving Garanti, other Doğuş Group companies and third parties, the Call Center evolved into a "multi-media customer relationship center" using not only the telephone and fax, but also IVR, e-mail, web-chat, co-browsing and speech recognition. With restructuring and a Total Quality Improvement Project, a success rate in service quality of 99.8% was obtained, efficiency was increased by 105% and total expenses were reduced by 40%.

Internet usage was up sharply, reaching four million transactions per month. Internet services for corporate and commercial customers and English speakers were introduced during the year to improve services to these customer segments.

Efforts were also made to encourage customers to use the internet branch and improve the productivity by the launch of a voice recognition system.

ABACUS: Garanti's central operations unit

Following the centralization of operations and effective and widespread utilization of information technology tools, 92% of all banking services are carried out through ABACUS, Garanti's operation center.

Centralization of operations has yielded significant cost advantages for Garanti.

Garanti once again demonstrated a high level of corporate consciousness in 2001 with its activities in environmental protection, sports, education, culture and art.

ABACUS, the back office operations company, with 709 employees, has brought the average cost per transaction down to 60 cents, a cost savings of around 60%.

ABACUS presently handles all foreign trade transactions, loan usage for all segments, letters of credit, money transfers (EFT and SWIFT), data entry, form scanning, check processing, physical and electronic archiving, cash distribution and collection at 1,042 points by 85 armored trucks. Following the merger, ABACUS became a direct unit of Garanti Bank.

A high profile in the community

Garanti once again demonstrated a high level of corporate consciousness in 2001 with its activities in environmental protection, sports, education, culture and art.

Garanti has supported various environmental conservation programs carried out by WWF Turkey / The Society for the Conservation of Nature since 1992.

Among the most important of these projects are: Important Bird Sanctuaries, Bulb Plants National Production Project, Turkey's Biological Variety Atlas Project, Turkey's Important Forest Areas Project, Turkey's Important Plant Areas Project, Preservation of Priority Wetlands and Istanbul's Nature Areas Project.

The fifth International Environmental Film Festival, traditionally sponsored by the Bank, was held in Istanbul for the first time in 2001. Parallel to the activities surrounding the Festival, Garanti Art Gallery held an exhibition of 26 photographers on the subject of Climate Change.

In 2001 World Wide Fund for Nature rewarded Garanti with the Golden Panda Award for its continuous support to protection of nature. Garanti is the first Turkish institution getting the Golden Panda Award, which was indeed given to only 16 institutions since 1995.

Garanti's support for jazz is of long-standing. A founding member of the Istanbul Foundation for Art and Culture, Garanti continues to be the main sponsor of the International Istanbul Jazz Festival, which is held every July.

Garanti Art Gallery opened the year 2001 with an exhibit of the works of Turkish and Greek ceramic artists. As in the previous year, the gallery organized eight exhibits during the year.

Platform, an exhibition and research center on contemporary art which was established in 2001 by Ottoman Bank, continued to be operated by Garanti after the merger.

Garanti was the main sponsor of the most important sporting event of 2001: Eurobasket 2001, the European Men's Basketball Championship. As the major sponsor of the "A" National Team, Garanti prepared the "12 Giant Men" advertising campaign to encourage support for the team.

Garanti gives generously to Turkish universities and every year provides scholarships to university students. The Bank also contributes to the establishment of a new cultural center at Boğaziçi University.

As a model corporate citizen, Garanti is pledged to continue to support environmental protection, culture and art, sports and education projects in the years to come.

Garanti's long term objective is to be "Europe's best bank". In the year ahead, it will continue to be distinguished by flexibility, planning, execution and determination.

Prepared to grow

The "new" Garanti has the muscle power to capitalize on a possible economic recovery in 2002 by offering a diversified portfolio of financial services at low-cost to a wide group of corporate, commercial, small business and retail customers. The Bank's infrastructure is ready to handle increases in business volumes. A staff of dedicated professionals, excellent IT, centralized operations, efficient delivery channels and effective customer relationship management give Garanti the tools and motivation to grow.

The Bank will move into its new Head Office building in Zincirlikuyu in 2002. The building, with 66,500 square meters will bring together scattered departments under one roof, leading to closer cooperation and better communications.

Garanti's long term objective is to be "Europe's best bank". In the year ahead, it will continue to be distinguished by flexibility, planning, execution and determination.

Turkey's Gross National Product (GNP) contracted by 9.4% in 2001, following the collapse of the IMF-sponsored disinflation program, the devaluation of the Lira and abandonment of the fixed peg exchange rate regime in February. The resulting economic crisis depressed market conditions across the board. The largest decline in GNP was in financial institutions (down by 9.9%), followed by trade (down by 9.4%), industry (down by 7.5%), agriculture (down by 6.1%) and construction (down by 5.9%). Gross Domestic Product (GDP) declined by 7.4% year-on-year. Economic contraction was particularly pronounced in the fourth quarter with GDP down by 10.4% year-on-year.

The volume of foreign trade decreased in 2001, despite a 12% increase in exports to US$31.2 billion, due to a sharp decline in imports to US$40.5 billion, down by 26% from US$54.5 billion in 2000. The trade deficit was thus narrowed to US$4.8 billion, down from US$22.4 billion the previous year.

A solid current account position was achieved despite a weak capital account in the balance of payments. The current account balance registered a surplus of US$3.3 billion in 2001 compared to a deficit of US$9.8 billion the previous year, the outcome of a smaller trade deficit and tourism revenues of US$8 billion. Global uncertainty has discouraged foreign capital inflows despite competitive asset prices.

Fiscal performance continued to meet and even surpass official targets. Primary budget surplus came at 6.76% of GNP in 2001, a percentage point above targets. The overall budget balance registered a deficit of 15.46% of national income due primarily to large interest payments on domestic debt.

The temporary up tick in monthly and thus annual inflation rates following the decision to float the Lira in February 2001 had begun to settle in the summer months. A return of a semblance of stability to the Lira vis-à-vis other currencies reflected positively in the form of reduced cost-push inflation. Renewed currency weakness post-September 11; however, delayed the transition to lower monthly inflation. The Lira has then stabilized following tangible external support. Wholesale inflation climbed by 88.6% year-on-year in 2001, while consumer inflation rose 68.5% year-on-year in the same period.

Weak economic activity in the year long recession finally bottomed out in the second quarter of 2002, and tentative signs of recovery have surfaced. A pick-up in economic activity had earlier been thwarted by global uncertainty in the aftermath of terrorist attacks in the United States. The Lira had then come under severe pressure amid concerns that macroeconomic goals would be derailed, and that the country would not be able to tap international capital markets in 2002.

There has since been a remarkable recovery in sentiment, as attested to by a strengthening of the local currency, following a renewed recognition of Turkey's geopolitical strategic importance and the country's status as a key United States ally in the North Atlantic Treaty Organization. The announcement of an additional loan package from international multilateral agencies demonstrated in a tangible way Turkey's geopolitical significance.

In the first half of 2002, while there was a remarkable upturn in industrial production; wholesale inflation declined to 46.8% and consumer inflation to 42.6% year-on-year.

Garanti has 10 financial subsidiaries.

Garanti's 10 financial subsidiaries provide millions of customers in Turkey and abroad with a broad range of high quality financial services.

On the other hand Garanti Technology provides information technology support for products and services offered by Garanti Bank and its subsidiaries to customers.

GarantiBank International N.V.

At the beginning of 2002, the name United Garanti Bank International N.V. was changed to Garanti Bank International N.V. The Supervisory Board decided to emphasize the reputable name of the shareholder, Garanti Bank, in the name and branding of the Bank. Since 1990, Garanti Bank International N.V. has been functioning as the international trade finance bank of Doğuş Group in Europe. Today Garanti Bank International N.V.'s operating environment goes beyond The Netherlands to Romania and Germany.

Despite unfavorable developments in its niche market, Garanti Bank International N.V. achieved a net income of €24.6 million. As a reflection of the prudent approach of the Management, total assets remained at €1,511 million. The trade finance volume of Garanti Bank International N.V. reached €2.1 billion despite considerable slowdown in trade flows. Deposits increased by 1.1% compared to the previous year to surpass the €1 billion level. The Bank's stable, low cost and diversified funding base enabled Garanti Bank International N.V. to participate in structured deals and syndications supporting the diversification of its asset base. The income to cost ratio improved even further compared to the previous year reaching 192%.

Following the takeover of Garanti Bank's Dusseldorf Branch at the end of 2000, Garanti Bank International N.V. 's assets in Germany grew significantly. The number of retail customers increased sharply and total deposits rose 127 % in 2001. The balance sheet size of the Dusseldorf Branch increased by 86 % and started to make an important contribution to the profit of Garanti Bank International N.V.

Garanti Bank International N.V.'s Romania branch has continued to concentrate its marketing strategy mainly on trade finance in year 2001 in consideration of the economic and political transition of the country. The improving economic and legal environment in Romania provides increasing opportunities not only in commercial banking but also in retail banking. Furthermore Garanti Bank International N.V. has shown its increased appetite for Romanian sovereign risk by joining several syndicated facilities.

GarantiBank Moscow

Garanti Bank Moscow (GBM), which started operations in October 1996, is 100% owned by Garanti Bank. GBM serves Turkish companies active in Russia as well as participating in trade finance transactions between Turkey and Russia and other CIS countries. The Bank with Banking Certificate given by the Central Bank of Russia has one branch in Moscow and is a member of the Russian Banking Union.

By year-end 2001, Garanti Bank Moscow had reached an asset size of US$72 million.

Garanti Securities

Started to operate as a department of Garanti Bank and spun off as a separate company in 1991, Garanti Securities is the leading investment bank and brokerage firm in Turkey. It is wholly owned by Garanti Bank.

Garanti Securities provides services to 195,000 customers in the areas of equities, treasury bills and repurchase agreements and has been a leader of countless public offerings.

With a market share of 3.4% at year-end 2001, Garanti Securities posted consolidated revenues of US$1.1 billion.

Garanti Asset Management

Founded in 1997, Garanti Asset Management is one of Turkey's largest asset management companies with securities under management of US$425 million under management at the end of 2001. The company had total assets of US$9.8 million and a book value of US$8.8 million. It is wholly owned by Garanti Bank.

As of December 2001, the company has 17 mutual funds and management of Garanti Real Estate Company with a market share of 13%.

Garanti Leasing

Established in 1990, Garanti Leasing is Turkey's leading leasing company. It is based in Istanbul and all shares of the company belong to Garanti Bank.

As of the end of 2001, Garanti Leasing had total assets of US$163 million. With a 13% market share in the leasing sector, the company has net leased assets of US$92 million in 2001 and finalized 1,130 new lease contracts.

Garanti Leasing brings innovative and customer focused solutions to the leasing needs of Garanti Bank's corporate, commercial and retail customers, utilizing the Bank's branch network.

The company's portfolio emphasizes automotive, food, textile and tourism sectors.

Garanti Factoring

Garanti Factoring Hizmetleri A.Ş was incorporated in June 1990 as Aktif Finans. The company was renamed Garanti Factoring in 2002. Garanti Bank holds 55.4% of the company and 34.8% is traded on the Istanbul Stock Exchange under the symbol AKFIN.IS. Turk Eximbank holds the remaining 9.8% of the company.

Garanti Factoring supplies domestic and international factoring services to industrial and commercial companies in Turkey. The only company in Turkey with membership in two international factoring organizations (FCI-Factors Chain International and IFG- International Factors Group), Garanti Factoring is very active in export factoring with a market share of 7%. As of year-end 2001, the company had total assets of US$38 million and transaction volume of US$208 million.

Garanti Insurance

Garanti Insurance, founded with Assurance Generale de France (AGF) and Doğuş Holding in 1989, is now wholly owned by Garanti Bank.

The company, leader in "Bank Insurance" in Turkey, holds a 2.9% market share in non-life insurance. Garanti Insurance serves its customers with a broad product range through professional agents, Garanti Bank branches and other banks. The company is the first and only company in Turkey authorized to issue credit insurance. Premium production reached TL 76,853 billion in 2001.

Garanti Life Insurance

Garanti Life Insurance is a life and health insurance company founded in 1992. 99.36% of its shares are held by Garanti's portfolio of subsidiaries.

With a market share of 2.5% at the end of 2001, the company has been successful in using bank branches as an effective distribution channel for life insurance products. The company has set ambitious plans to develop private pension plans that will be introduced in Turkey in 2002.

VDF

Volkswagen Doğuş Finance was established in 1999 as a joint venture between Volswagen Financial Services AG, Doğuş Group companies and Garanti Bank. The company functions as a consumer finance provider for Volkswagen, Audi, Skoda and Seat motor vehicles. At the end of 2001, the company had total, inflation adjusted assets of US$104 million.

Garanti Payment Systems

Garanti Payment Systems was established in 1999 as the single service point for the entire Garanti Bank's credit card businesses. The company is 99.92% owned by Garanti.

Garanti ranks as the second largest player in the credit card market in Turkey and Garanti Payment Systems is a pioneer in developing chip based multi branded cards for the Bank. It also provides commercial cards, acquiring and e-commerce services.

At year-end 2001, Garanti Payment Systems handled total domestic transaction volume of US$1.3 billion and an acquiring volume of US$1.8 billion. The company's total assets at the end of 2001 amount to US$595,000.

Garanti Technology

Garanti Technology operates as the information technology provider for Garanti Bank and its subsidiaries as well as the Doğuş Group's automotive, retail and finance enterprises.

In 2001, Garanti Technology successfully established a word recognition system for the Call Center, completed the merger of Körfezbank and Ottoman Bank in 39 business days, finalized the Ottoman Bank-Garanti Bank merger in 35 business days, adapted the Internet branch to Java, launched the www.paragaranti.com financial portal, conducted trials of the cash recognition system in ATMs, and compiled a database on the 3.8 million customers of the Doğuş Group.

Türkiye Garanti Bankası Anonim Şirketi
And Its Affiliates

Consolidated Financial Statements
31 December 2001
With Independent Auditor's Report Thereon

Türkiye Garanti Bankası Anonim Şirketi
And Its Affiliates

Table of contents

KPMG

Cevdet Suner Denetim ve
Yeminli Mali Müşavirlik A.Ş.

Alba İş Hanı Kat: 8
Büyükdere Cad. No: 67/71
Mecidiyeköy 80310 İstanbul
Türkiye

Telefon: 90 (212) 213 70 42
Telefax: 90 (212) 213 83 16

Independent Auditor's Report

To the Board of Directors of
Türkiye Garanti Bankası A.Ş.,

We have audited the accompanying consolidated balance sheet of Türkiye Garanti Bankası Anonim Şirketi (the Bank) and its affiliates as of 31 December 2001; and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing as promulgated by the International Federation of Accountants. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in related party disclosures Note 2, the "Trading account income" and "Foreign exchange loss, net" accounts included income of TL 333,321 billions and TL 213,603 billions, respectively, arising from transactions with shareholders. Since such transactions, in substance represent capital contributions by the shareholders they should be reflected in the equity rather than in the statement of operations. It should be noted that such financing could not have been entered into on an arm's length basis with a third party. As a result of these transactions, the Bank has a receivable of TL 298,000 billions, net of TL 39,850 billions discount reflected in the "Other assets". Consequently, capital contributions in the equity as of 31 December 2001 and net loss for the year then ended are understated by TL 546,924 billions.

In our opinion, except for the effects of the matters discussed in the preceding paragraph, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Türkiye Garanti Bankası Anonim Şirketi and its affiliates as of 31 December 2001; and the results of their operations and their cash flows for the year then ended in accordance with International Accounting Standards adopted by the International Accounting Standards Board.

İstanbul,

24 May 2002

KPMG Cevdet Suner Denetim ve
Yeminli Mali Müşavirlik AŞ

TÜRKİYE GARANTİ BANKASI A.Ş. AND ITS AFFILIATES
CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2001

(As adjusted for the effects of inflation in TL units at 31 December 2001 pursuant to IAS 29)

	Note	2001 TL billions	2000 TL billions
Assets			
Cash and cash equivalents	3	2,128,157	1,020,364
Financial assets held for trading	4	1,587,771	2,757,360
Investments	5	4,470,335	3,442,276
Loans and advances to banks	6	1,413,433	2,362,880
Loans and advances to customers	7	5,647,985	7,584,407
Other assets	9	866,114	624,621
Investments in associated companies	10	62,980	197,478
Tangible assets	11	1,300,504	1,345,079
Intangible assets	12	134,908	189,288
Deferred tax assets	17	271,390	-
Total assets		17,883,577	19,523,753
Liabilities			
Deposits from banks	13	1,263,010	2,843,384
Deposits from customers	14	10,696,066	7,250,154
Obligations under repurchase agreements	21	238,891	1,059,667
Loans and advances from banks	15	3,376,549	5,291,731
Bonds payable	16	71,594	115,582
Current tax liability	17	28,810	57,060
Deferred tax liability	17	-	63,925
Other liabilities	18	834,978	717,472
Total liabilities		16,509,898	17,398,975
Minority interest		49,279	57,185
Shareholders' equity	19		
Share capital; authorized, issued and fully paid		1,522,305	1,522,305
Accumulated profits/(losses)		(197,905)	545,288
Total shareholders' equity		1,324,400	2,067,593
Total liabilities, minority interest and shareholders' equity		17,883,577	19,523,753
Commitments and contingencies	24		

TÜRKİYE GARANTİ BANKASI A.Ş. AND ITS AFFILIATES
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED 31 DECEMBER 2001

(As adjusted for the effects of inflation in TL units at 31 December 2001 pursuant to IAS 29)

	Note	2001 TL billions	2000 TL billions
Interest income:-			
Interest on loans		1,515,402	1,431,965
Interest on securities		897,316	1,455,255
Interest on deposits at banks		699,404	468,202
Interest on lease business		23,458	21,579
Others		68,236	42,218
Total interest income		3,203,816	3,419,219
Interest expenses:-			
Interest on saving, commercial and public deposits		1,712,046	718,890
Interest on bank deposits		965,414	810,727
Interest on borrowings		633,532	423,580
Others		31,675	85,880
Total interest expenses		3,342,667	2,039,077
Net interest income / (expense)		(138,851)	1,380,142
Fee and commission income		403,367	348,688
Fee and commission expense		255,726	174,754
Net fee and commission income		147,641	173,934
Income before other operating items		8,790	1,554,076
Other operating income:-			
Trading account income, net	2	304,141	452,241
Gross profit from retail business		73,991	135,240
Foreign exchange income, net		55,892	-
Premium income from insurance business		52,923	47,978
Income on sale of interest in consolidated affiliates	2	-	51,433
Other operating income		123,549	88,417
Total other operating income		610,496	775,309
Other operating expenses:-			
Impairment losses	7, 8, 10 and 11	354,965	155,028
Salaries and wages		311,770	380,265
Depreciation and amortization		166,783	129,723
Employee benefits		77,772	105,127
Taxes and duties other than on income		67,327	49,432
Rent expenses		62,992	58,423
Saving deposits insurance fund		57,179	33,459
EDP expenses		55,261	41,439
Advertising expenses		52,238	68,941
Provision for severance payments		19,792	7,494
Foreign exchange loss, net		-	157,114
Other operating expenses		404,273	346,494
Total other operating expenses		1,630,352	1,532,939
Income/(loss) before loss on net monetary position		(1,011,066)	796,446
Gain/(loss) on net monetary position, net		55,873	(186,726)
Income/(loss) before taxes		(955,193)	609,720
Taxation (charge)/credit	17	274,791	(125,909)
Net income/(loss) before minority interest		(680,402)	483,811
Minority interest		66,515	32,384
Net income/(loss) before extraordinary item		(613,887)	516,195
Extraordinary item	20	(28,780)	(223,607)
Net income/(loss) for the year		(642,667)	292,588
Weighted average number of shares with TL 500 value each; including those with TL 100 face value as expressed in terms of TL 500 face value	19	1.500.000.000.000	1.500.000.000.000
Earning/(loss) per share (Full TL amount)		(428.44)	195.06

TÜRKİYE GARANTİ BANKASI A.Ş. AND ITS AFFILIATES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2001

(As adjusted for the effects of inflation in TL units at 31 December 2001 pursuant to IAS 29)

		Accumulated profits/(losses)			
	Share capital TL billions	Reserves TL billions	Unappropriated earnings/(losses) TL billions	Total TL billions	Total shareholders' equity TL billions
Balances at 1 January 2000	1,522,305	44,548	208,152	252,700	1,775,005
Appropriation of retained earnings: Transfer to statutory and general banking reserves	-	27,721	(27,721)	-	-
Release of reserves due to sale of a consolidated affiliate	-	(76)	76	-	-
Reversal of restatement on reserves for the effects of inflation	-	(15,063)	15,063	-	-
Net income for the year	-	-	292,588	292,588	292,588
Balances at 31 December 2000	1,522,305	57,130	488,158	545,288	2,067,593
Balances at 1 January 2001	1,522,305	57,130	488,158	545,288	2,067,593
Changes in accounting policies (Note 23)	-	-	(100,526)	(100,526)	(100,526)
Restated balances at 1 January 2001	1,522,305	57,130	387,632	444,762	1,967,067
Appropriation of retained earnings: Transfer to statutory and general banking reserves	-	31,972	(31,972)	-	-
Release of reserves due to sale of a consolidated affiliate	-	(10,763)	10,763	-	-
Reversal of restatement on reserves for the effects of inflation	-	(29,460)	29,460	-	-
Net loss for the year	-	-	(642,667)	(642,667)	(642,667)
Balances at 31 December 2001	1,522,305	48,879	(246,784)	(197,905)	1,324,400

TÜRKİYE GARANTİ BANKASI A.Ş. AND ITS AFFILIATES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2001

(As adjusted for the effects of inflation in TL units at 31 December 2001 pursuant to IAS 29)

	31 December 2001 TL billions	31 December 2000 TL billions
Cash flows from operating activities:-		
Net income/(loss) for the year	(642,667)	292,588
Components of net income not generating or using liquidity:-		
Taxation charge/(credit)	(274,791)	125,909
Minority interest	(66,515)	(32,384)
Impairment losses	354,965	155,028
Provision for severance payment	19,792	7,494
Depreciation and amortization	166,783	129,723
Change in accrued interest and other income	183,730	861,226
Change in accrued interest and other expense	(144,137)	(62,021)
Monetary loss effect of above corrections	24,108	(89,896)
Operating profit before changes in operating assets and liabilities	**(378,732)**	**1,387,667**
Decrease/(increase) in deposits from banks	(1,556,317)	302,565
Increase in deposits from customers	3,502,888	620,120
Decrease in obligations under repurchase agreements	(811,622)	(1,040,236)
Decrease/(increase) in loans and advances to customers	1,637,376	(1,719,179)
Decrease/(increase) in loans and advances to banks	864,864	(316,049)
Decrease in financial assets held for trading	1,150,893	289,419
Increase in other assets	(257,277)	(111,670)
Decrease in other liabilities	123,759	346,534
Income taxes paid	(27,908)	(345,237)
Net cash provided by/(used in) operating activities	**4,247,924**	**(586,066)**
Cash flows from investing activities:-		
Increase in investments	1,051,074	498,583
Increase in investments in associated companies-net	37,481	52,777
Increase in tangible assets-net	134,385	356,568
Increase/(decrease) in intangible assets-net	66,897	(24,983)
Net cash used in investing activities	**(1,289,837)**	**(882,945)**
Cash flows from financing activities:-		
Increase/(decrease) in loans and advances from banks	(1,869,597)	1,538,853
Decrease in bonds payable	(39,306)	(402,664)
Dividend paid	-	(253)
Proceeds from issuance of share capital to minorities	58,609	38,301
Net cash provided by/(used in) financing activities	**(1,850,294)**	**1,174,237**
Net increase/(decrease) in cash and cash equivalents	**1,107,793**	**(294,774)**
Cash and cash equivalents at beginning of year	1,020,364	1,315,138
Cash and cash equivalents at end of year (Note 3)	**2,128,157**	**1,020,364**

Overview of the Bank

Türkiye Garanti Bankası AŞ (the Bank) is a bank domiciled in Turkey. The consolidated financial statements of the Bank for the year ended 31 December 2001 comprise the Bank and its affiliates (the Affiliates) and their interest in associates.

(a) Brief History

Foundation of the Bank was approved by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was published at official gazette dated 25 April 1946. The Bank provides corporate, commercial and retail banking services through a network of 299 domestic branches, three foreign branches, five representetive offices abroad, five change offices, five in-store branches and 16 domestic liaison offices. In addition to its branches, the Bank has 100% ownership in two banks located in Moscow and Amsterdam. The Bank's head office is located in İstanbul.

As of 30 June 2001, a former consolidated affiliate, Osmanlı Bankası AŞ merged with Birleşik Türk Körfez Bankası AŞ (Körfezbank), which was fully owned by the Doğuş Holding AŞ and its affiliates. Osmanlı Bankası AŞ took over all the rights, assets, liabilities and obligations of Körfezbank of which the legal corporate existance was ceased after merger. Following this merger, as of 31 October 2001, the Bank merged with Osmanlı Bankası AŞ, which was fully owned by Compagnie Ottomane d'Investissement B.V. (COIBV), a former consolidated affiliate. Türkiye Garanti Bankası AŞ took over all the rights, assets, liabilities and obligations of Osmanlı Bankası AŞ of which the legal corporate existance was ceased after merger.

(b) Ownership

The principal shareholders of the Bank is the holding company of Doğuş Group, Doğuş Holding AŞ, which currently holds 49.01% (2000: 40.60%) of the issued capital.

Doğuş Holding AŞ, Doğuş İnşaat ve Ticaret AŞ, Doğuş Otomotiv Sanayi ve Ticaret AŞ and Somtaş Tarım ve Ticaret AŞ have sold (i) an aggregate of 36.400.000.000 common shares in registered form each with nominal value of TL500 ("Shares") representing 7.0% of the share capital of Türkiye Garanti Bankası AŞ on 24 March 2000 and (ii) additional 5.460.000.000 shares in registered form each with nominal value of TL500 representing 1.05% of the share capital of the Bank by 31 March 2000 to foreign investors abroad at the price TL7,900 (TL17,411 as restated for the effects of inflation current at 31 December 2001) for each unit of two shares. Accordingly, the total ownership interest in the Bank of those shareholders other than the Doğuş Group Companies and the individuals controlling this Group increased to 31.51%.

Significant accounting policies

(a) Statement of compliance

The consolidated entities in Turkey, maintain their books of accounts and prepare their statutory financial statements in Turkish Lira in accordance with the Turkish Uniform Chart of Accounts, the Turkish Commercial Code (the "TCC") and tax legislation (collectively, "Turkish Practices"); while the other consolidated entities maintain their books of account and prepare their statutory financial statements in accordance with the generally accepted accounting principles and the related legislation applicable in the countries they operate.

The accompanying consolidated financial statements (the IAS Financial Statements) are based on the statutory records with adjustments and reclassifications including restatement for the changes in the general purchasing power of the Turkish Lira, for the purpose of fair presentation in accordance with Statements of International Accounting Standards ("IAS") issued by the International Accounting Standards Board.

(b) Basis of preparation

The accompanying financial statements are presented in Turkish Lira (TL), rounded to the nearest billion as adjusted for the effects of inflation in TL units current at 31 December 2001 pursuant to IAS 29 ("Financial Reporting in Hyperinflationary Economies").

These consolidated financial statements represent an aggregation of the individual balance sheets of the Bank and its affiliates as of 31 December 2001 and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended.

The financial statements are prepared on a fair value basis for derivative financial instruments, financial assets and liabilities held for trading and available-for-sale assets, except those for which a reliable measure of fair value is not available. Recognized assets and liabilities that are hedged are stated at fair value in respect of the risk that is hedged.

Significant accounting policies continued

Other financial assets and liabilities and non-financial assets and liabilities are stated at amortized cost or historical cost.

The accounting policies have been consistently applied by the Bank and its affiliates and except for the changes in accounting polices (Note 23) consistent with those used in previous years.

(c) Basis of consolidation

The consolidated financial statements include the accounts of the parent company, the Bank, its affiliates and associates on the basis set out in sections below. The financial statements of the companies included in the consolidation have been prepared as of the date of the consolidated financial statements.

Affiliates

For the purposes of the accompanying consolidated financial statements, the Affiliates are those companies over which the Bank has a controlling power on their operating and financial policies through:
- having more than 50% of the ordinary shares held by the Bank and/or its other affiliates and/or;
- exercising the voting power relating to the shares held by the members of Şahenk family since the members of Şahenk family allow the Bank to exercise a voting power with respect to their shares held in these companies and/or;
- exercising actual dominant influence over the financial and operating policies although not having 50% voting power.

The financial statements of the Affiliates are consolidated in the accompanying financial statements. The major principles of consolidation are as follows:
- The balance sheets and statements of operations of the Affiliates are consolidated on a line-by-line basis.
- All intercompany investments, receivables, payables, dividends received and paid and other intercompany transactions reflected in the balance sheets and statements of operations are eliminated.
- The results of the Affiliates are included in or excluded from the consolidation from their effective dates of acquisition or disposal respectively.
- Minority interests in the shareholders' equity and net results of the consolidated affiliates are separately classified in the consolidated balance sheet and consolidated statement of operations.

Significant accounting policies continued

The table below sets out the Affiliates and shows their shareholding structure as of 31 December:

	Controlling interest (%)	
Affiliates	31 December 2001	31 December 2000
Garanti Bank International N.V.	100.00	100.00
Ana Konut Danışmanlık AŞ	100.00	100.00
Garanti Bank Moscow	100.00	100.00
Marmo SA	100.00	100.00
Garanti Hayat Sigorta AŞ	100.00	100.00
Garanti Fund Mananagement Co. Ltd.	100.00	100.00
Garanti Bilişim Teknolojisi	100.00	100.00
Şahintur Şahinler Otelcilik Turizm Yatırım İşl. AŞ	100.00	100.00
Instrument Finance Company	100.00	100.00
Doğuş Hava Taşımacılığı AŞ	100.00	76.40
Garanti Portföy Yönetimi AŞ	100.00	95.00
Garanti Finansal Kiralama AŞ	100.00	80.00
Garanti Yatırım Menkul Kıymetler AŞ	100.00	75.78
Imperial Ottoman Bank Off-Shore Ltd.	100.00	100.00
Ottoman Finance Company	100.00	100.00
Ottoman Investment Company	100.00	100.00
Ottoman Real Estate Company	100.00	100.00
Basic Banking Off-Shore Ltd.	100.00	100.00
United Turkish Gulf Bank International Ltd.	100.00	100.00
Körfez Financial Services PLC.	100.00	100.00
Konaklı Tur.Tem.Yapı.San. ve Tic. AŞ	100.00	100.00
Galata Araştırma Yay.Tanıtım ve Bil.Tek.Hiz. AŞ	100.00	100.00
Doğuş Turizm Sağlık Yatırımları ve İşl. AŞ	100.00	40.00
Garanti Sigorta AŞ	99.99	99.99
Lasaş Lastikleri San ve Tic. AŞ	99.99	99.99
Garanti Financial Services plc.	99.99	99.99
Clover Investments Co.	99.99	99.99
Bosphorus Financial Services Ltd.	99.99	99.99
Clover Bank Off-Shore Ltd.	99.90	99.90
Sititur Tur.Tem.Taşımacılık Org.Bilgisayar Danışmanlık Yapı San.ve Tic.AŞ	99.82	-
Docfinance SA.	89.99	83.28
Garanti Finans Faktoring Hizmetleri AŞ	81.81	19.56
Garanti Gayrimenkul Yatırım Ortaklığı AŞ	56.06	51.66
Tansaş Perakende Mağazacılık Ticaret AŞ	25.92	19.00
Compagnie Ottomane d'Investissement B.V (COIBV)	-	100.00

In December 2001, the Bank sold COIBV, the shareholder company of Osmanlı Bankası AŞ, to Doğuş Holding AŞ.

Associates

Associates are those entities in which the Bank and its affiliates have significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank and its affiliates share of the total recognised gains and losses of associates on an equity accounting basis, from the date that significant SIC 20.6 influence commences until the date that significant influence ceases. When the Bank and its affiliates' share of fair values is lower than the carrying amount of the associate, the carrying amount is reduced to reflect impairment in value.

The table below sets out the Associates at 31 December:

	Controlling interest (%)	
Associates	31 December 2001	31 December 2000
İksir Ulusl. El. Tic. Bilg.ve Hab. Hiz. AŞ	47.17	48.50
Garanti Turizm ve Yatırım İşl. AŞ	44.89	44.89
Doğuş Turizm Sağlık Yatırım İşl. Tic. AŞ	-	40.00
Volkswagen Doğuş Tüketici Finansmanı AŞ	38.00	38.00

In 2001, the Bank's participation in Doğuş Turizm Sağlık Yatırım İşl.Tic. AŞ, increased to 100% by further share acquisition. As of 31 December 2001, this company as an affiliate, was consolidated in the accompanying consolidated financial satements.

Significant accounting policies continued

(d) Accounting in hyperinflationary economies

Financial statements of the Turkish entities were restated for the changes in the general purchasing power of the Turkish Lira based on IAS 29 "Financial Reporting in Hyperinflationary Economies". IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date, and that corresponding figures for previous periods be restated in the same terms. One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%.

Three years inflation rate in Turkey has been 307.51% as of 31 December 2001, based on the Turkish nation-wide wholesale price indices announced by the Turkish State Institute of Statistics (SIS). Consequently, the financial statements of the entities located in Turkey are restated for the changes in the general purchasing power of the Turkish Lira as of 31 December 2001 based on IAS 29. The restatement was calculated by means of conversion factors derived from the Turkish countrywide wholesale price index published by the State Institute of Statistics. Such indices and conversion factors used to restate the accompanying financial statements at 31 December 2001, 2000 and 1999, are given below:

Date	Index	Conversion factor
31 December 2001	4,951.7	1.000
31 December 2000	2,626.0	1.886
31 December 1999	1,979.5	2.501

The main guidelines for the above mentioned restatement are as follows:
- Financial statements prepared in the currency of a hyperinflationary economy are stated in terms of the measuring unit current at the balance sheet date, and corresponding figures for previous periods are restated in the same terms.
- Monetary assets and liabilities which are carried at amounts current at the balance sheet date are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.
- Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date, and components of shareholders' equity are restated by applying the relevant conversion factors.
- All items in the statement of operations are restated by applying the monthly conversion factors except for those deriving from non-monetary items, which are calculated based on the restated values of the related items.
- The effect of inflation on the net monetary position of the Bank and its affiliates, is included in the statement of operations as "gain/(loss) on net monetary position, net".

(e) Foreign currency

Foreign currency transactions

Transactions are recorded in Turkish Lira, which represents its functional currency. Transactions denominated in foreign currencies are recorded at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are converted into Turkish Lira at the exchange rates ruling at balance sheet date with the resulting exchange differences recognized in the statement of operations as foreign exchange gain or loss. Gains and losses arising from foreign currency transactions are reflected in the statement of operations as realized during the course of the period.

Financial statements of foreign operations

The foreign operations of the Bank and its affiliates are not considered an integral part of its operations. Accordingly, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Turkish Lira at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to Turkish Lira at foreign exchange rates ruling at the balance sheet date pursuant to IAS 29.

(f) Tangible assets and related depreciation

Owned assets

The costs of the tangible assets are restated for the effects of inflation in TL units current at the balance sheet date pursuant to IAS 29. Accordingly, tangible assets are carried at restated costs, less accumulated depreciation and impairment losses.

Significant accounting policies continued

Leased assets

Financial leases are recognised in the balance sheet by recording an asset and liability equal to the present value of minimum lease payments at the inception of the lease. Capitalised leased assets are depreciated in accordance with depreciation policy explained below, except where there is no reasonable certainty of obtaining ownership by the end of the lease term, in which case the asset is fully depreciated over the shorter of the lease term or its useful life. Lease liabilities are reduced by repayments of principal, while the finance charge component of the lease payment is charged directly to income.

Subsequent expenditure

Expenditure incurred to replace a component of an item of tangible assets that is accounted for separately, including major inspection and overhaul costs, is capitalized. Other subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the item of tangible assets. All other expenditures are recognized in the statement of operations as expense as incurred.

Depreciation

Tangible assets are depreciated over the estimated useful lives of the related assets from the date of purchase or the date of installation, on a straight-line basis. Leasehold improvements are amortised over the periods of the respective leases, also on a straight-line basis. Expenditures for major renewals and betterment of tangible assets are capitalized and depreciated over the remaining useful lives of the related assets, whereas the costs of ordinary maintenance and repairs are expensed as incurred.

(g) Goodwill/Negative Goodwill

Positive and negative goodwill consist of the excess/shortage of the total acquisition costs over/under the attributable share of the Bank and its affiliates in the fair value of net assets of the acquired companies at the dates of acquisitions. Goodwill is reflected in 'intangible assets' in the consolidated balance sheets and is amortised on a straight-line basis over 20 years, the time during which benefits are expected to be consumed.

Negative goodwill is included under 'other liabilities' in the accompanying consolidated balance sheets and is credited to income over 20 years, the time during which benefits are expected to be consumed. Amortization expense/income of goodwill and negative goodwill is reflected in the accompanying statement of operations.

(h) Financial instruments

Classification

Trading instruments are those that are principally hold for the purpose of short-term profit taking. These include investments, certain purchased loans and derivative contracts that are not designated and effective hedging instruments, and liabilities from short sales of financial instruments. All trading derivatives in a net receivable position (positive fair value), as well as options purchased, are reported as trading assets. All trading derivatives in a net payable position (negative fair value), as well as options written, are reported as trading liabilities.

Originated loans and receivables are loans and receivables created by the Bank and its affiliates providing money to a debtor other than those created with the intention of short-term profit taking. Originated loans and receivables comprise loans and advances to banks and customers.

Held-to-maturity assets are financial assets with fixed or determinable payments and fixed maturity that the Bank and its affiliates have the intent and ability to hold to maturity. These include certain purchased loans and advances to banks and customers and certain debt investments.

Available-for-sale assets are financial assets that are not held for trading purposes, originated by the Bank and its affiliates, or held to maturity. Available-for-sale instruments include money market placements and certain debt and equity investments.

Recognition

Financial assets held for trading and available-for-sale assets are recognized on the date at which the purchase of the assets is committed. From this date any gains and losses arising from changes in fair value of the assets are recognized.

Held-to-maturity loans and originated loans and receivables are recognized on the day they are transferred to the Bank and its affiliates.

Significant accounting policies continued

Measurement

Financial instruments are measured initially at cost, including transaction costs.
Subsequent to initial recognition all trading instruments and all available-for-sale assets are measured at fair value, except that any instrument that does not have a quoted market price in an active market and whose fair value cannot be reliably measured is stated at cost, including transaction costs, less impairment losses.

All non-trading financial liabilities, originated loans and receivables and held-to-maturity assets are measured at amortised cost less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised based on the effective interest rate of the instrument.

Fair value measurement principles

The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is estimated by the Bank using available market information and appropriate valuation methodologies. However, judgment is necessarily required to interpret market data to develop the estimated fair value. Accordingly, the estimates made are not necessarily indicative of the amounts that could be realized in current market exchange.

The fair value of derivatives that are not exchange-traded is estimated at the amount that the Bank and its affiliates would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from changes in the fair value of trading instruments and available-for-sale assets are recognized in the statement of operations.

Specific instruments

Cash and cash equivalents: Cash and cash equivalents comprise cash balances on hand, cash deposited with central banks, demand deposits at domestic and foreign banks and short-term highly liquid investments with maturities of three months or less when purchased, including treasury bills and other bills eligible for rediscounting with the central bank. Money market placements are classified as held-to-maturity assets.

Investments: Investments held for the purpose of short-term profit taking are classified as trading instruments. Debt investments that the Bank and its affiliates have the intent and ability to hold to maturity are classified as held-to-maturity assets.

Loans and advances to banks and customers: Loans and advances originated by the Bank and its affiliates are classified as originated loans and receivables, and reported net of allowances to reflect the estimated recoverable amounts.

Finance lease receivables: Leases where all the risks and rewards incident to ownership of an asset are substantially transferred to the lessee, are classified as finance leases. A receivable at an amount equal to the present value of the lease payments, including any guaranteed residual value, is recognized. The difference between the gross receivable and the present value of the receivable is unearned finance income and is recognized over the term of the lease using the effective interest rate method. Finance lease receivables are included in loans and advances to customers.

Bonds payable: Bonds issued by the Bank and its affiliates are classified as non-trading liabilities.

(i) Derecognition

A financial asset is derecognised when the control over the contractual rights that comprise that asset, is lost. This occurs when the rights are realized, expire or are surrendered. A financial liability is derecognized when it is extinguished.

Available-for-sale assets and assets held for trading that are sold are derecognised and corresponding receivables from the buyer for the payment are recognized as of the date the Bank and its affiliates commit to sell the assets. The specific identification method is used to determine the gain or loss on derecognition.

Held-to-maturity instruments and originated loans and receivables are derecognised on the day they are transferred by the Bank and its affiliates.

Significant accounting policies continued

(j) Securities borrowing and lending business

Investments lent under securities lending arrangements continue to be recognized in the balance sheet and are measured in accordance with the accounting policy for assets held for trading or available-for-sale as appropriate. Cash collateral received in respect of securities lent is recognized as liabilities to either banks or customers. Investments borrowed under securities borrowing agreements are not recognized. Cash collateral placements in respect of securities borrowed are recognized under loans and advances to either banks or customers. Income and expenses arising from the securities borrowing and lending business are recognized on an accrual basis over the period of the transactions and are included in interest income or expense.

(k) Repurchase and resale agreements over investments

The Bank and its affiliates enter into purchases of investments under agreements to resell (reverse repo) substantially identical investments at a certain date in the future at a fixed price. Investments purchased subject to commitments to resell them at future dates are not recognized. The amounts paid are recognised in loans to either banks or customers. The receivables are shown as collateralized by the underlying security. Investments sold under repurchase agreements (repo) continue to be recognized in the balance sheet and are measured in accordance with the accounting policy for either assets held for trading or available-for-sale as appropriate. The proceeds from the sale of the investments are reported as "obligations under repurchase agreements", a liability account.

The difference between the sale and repurchase considerations is recognized on an accrual basis over the period of the transaction and is included in interest.

(l) Items held in trust

Assets, other than cash deposits, held by the Bank in fiduciary or agency capacities for its customers and government entities are not included in the accompanying consolidated balance sheets, since such items are not under the ownership of the Bank.

(m) Reserve for severance payments

Reserve for severance payments represent the present value of the estimated future probable obligation of the Bank and its affiliates arising from the retirement of the employees and calculated in accordance with the Turkish Labour Law. It is computed and reflected in the financial statements on an accrual basis as it is earned by serving employees. The computation of the liabilities is based upon the retirement pay ceiling announced by the Government.

International Accounting Standards require actuarial valuation methods to be developed to estimate the enterprise's obligation under defined benefit plans. Accordingly, 7% discount rate and 82% turnover rate to estimate the probability of retirement assumptions were used in the calculation of the total liability in the accompanying consolidated financial statements.

(n) Taxes on income

Taxes on income for the year comprises current tax and the change in the deferred taxes. Current taxes on income comprises tax payable calculated on the basis of expected taxable income for the year using the tax rates enacted by the balance sheet date and; any adjustment in taxes payable for previous years.

Deferred income tax is provided, using the liability method, on all taxable temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except for differences relating to goodwill not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit. Deferred tax liabilities and assets are recognised when it is probable that the future economic benefits resulting from the reversal of taxable temporary differences will flow to or from the Bank and its affiliates. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. Currently, enacted tax rates are used to determine deferred taxes on income.

Deferred tax assets and liabilities relating to a consolidated affiliate reporting to a specific tax office are offset against each other in the accompanying consolidated financial statements.

Significant accounting policies continued

(o) Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(p) Capital increase

Capital increase pro-rata to existing shareholders are accounted for at par value as approved at the annual meeting of shareholders.

(q) Earnings per share

Earnings per share disclosed in the accompanying consolidated statements of operations are determined by dividing net income/(loss) by the weighted average number of shares that have been outstanding during the period concerned. In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("Bonus Shares") to existing shareholders from retained earnings and revaluation surplus. For the purpose of earnings per share computations, such Bonus Share issuances are regarded as issued shares.

Additionally, considering the fact that the number of issued shares through bonus share issuances is increased without an increase in resources contributed by the shareholders; the number of issued shares outstanding before such bonus share issuances is adjusted for the proportionate change in the number of issued shares outstanding as if the event had occurred at the beginning of the earliest period reported.

(r) Impairment

Financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the asset's recoverable amount is estimated.

Originated loans and advances and held-to-maturity loans

The recoverable amount of originated loans and advances and purchased loans that are classified as held-to-maturity, is calculated as the present value of the expected future cash flows, discounted at the instrument's original effective interest rate. Short-term balances are not discounted.

Loans and advances are presented net of specific and general allowances for uncollectibility. Specific allowances are made against the carrying amount of loans and advances that are identified as being impaired based on regular reviews of outstanding balances to reduce these loans and advances to their recoverable amounts. General allowances are maintained to reduce the carrying amount of portfolios of similar loans and advances to their estimated recoverable amounts at the balance sheet date. The expected cash flows for portfolios of similar assets are estimated based on previous experience and considering the credit rating of the underlying customers and late payments of interest or penalties. Increases in the allowance account are recognized in the statement of operations. When a loan is known to be uncollectible, all the necessary legal procedures have been completed, and the final loss has been determined, the loan is written off directly.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the write down, the write-down or allowance is reversed through the statement of operations.

Financial assets remeasured to fair value

The recoverable amount of an equity instrument is its fair value. The recoverable amount of debt instruments and purchased loans remeasured to fair value is calculated as the present value of expected future cash flows discounted at the current market rate of interest.

Where an asset remeasured to fair value is impaired, the write-down is recognized in the statement of operations.
If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the write-down, the write-down is reversed through the statement of operations.

Significant accounting policies continued

(s) Income and expense recognition

Interest income and expense

Interest income and expense is recognized in the statement of operations as it accrues, except for interest income on overdue loans, taking into account the effective yield of the asset or an applicable floating rate. Interest income and expense includes the amortization of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis. Interest income on overdue loans are recognized only when received.

Fee and commission income

Fee and commission income arising on financial services provided including cash management services, brokerage services, investment advice and financial planning, investment banking services, project and structured finance transactions, and asset management services is recognized when the corresponding service is provided. Certain commissions, such as those deriving from letters of guarantee and other similar banking services, are usually recognized as income only when received.

Net trading income

Net trading income includes gains and losses arising from disposals and changes in the fair value of financial assets and liabilities held for trading.

Dividend income

Dividend income is recognized in the statement of operations when received.

Income from equity investments and other non-fixed income investments is recognized as dividend income when it accrues.

Insurance business

Earned premiums: In respect of non-life branches, under the annual basis of accounting, written premiums comprise the premiums due on contracts, net of taxes and cancellations, entered into during a financial year. These premiums are adjusted by the reserve for unearned premiums. In respect of life branches, earned premiums represent premiums accrued on policies issued and adjusted by the reserve for unearned policies during the period.

Unearned premium reserve: Provision for unearned premiums is provided for in respect of in-force policies for which the premium period does not end simultaneously with the accounting period. Unearned premiums are determined from premiums written during the year, less reinsurance on the basis that premiums are written on the middle day of each month (the twenty fourth basis).

Life assurance provision: In aggregate, life assurance provision must be sufficient to provide for future guaranteed benefits as they become due according to Turkish insurance regulations. The life assurance provision is based on the level of premiums, as adjusted by commissions, and administrative expenses and risk premiums that are computed on the basis of worldwide actuarial mortality assumptions as approved by the Insurance Supervisory Office which are applicable for Turkish insurance companies. Life assurance provision also includes the net rate of return on investments.

Claims and provision for claims: Claims incurred include all claims (including claim estimates) and claims settlement payments made in respect of the financial period and the movement in provision for outstanding claims and settlement expenses. Provisions for outstanding claims and settlement expenses include claims incurred but not reported (IBNR), net of salvage and subrogation recoveries. Along with the provisions for IBNR claims; the Bank's affiliates in insurance business also provide provisions for general business risks at different rates determined separately for each insurance branch by the related legislation applicable to insurance business in Turkey (equalisation provision).

Retail business

Revenues are recognized at the time the shipment or delivery of related goods are made to customers. Revenues, net of costs of goods sold are reflected as "gross profit from retail business" in the accompanying consolidated statement of operations.

Significant accounting policies continued

(t) Segment reporting

A segment is a distinguishable component of the Bank and its affiliates that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Index for the notes to the consolidated financial statements:

(1) Segment reporting

Segment information is presented in respect of the Bank and its affiliates' business and geographical segments. The primary format, business segments, is based on the Bank and its affiliates' activities.

Measurement of segment assets and liabilities and segment results is based on the accounting policies set out in the accounting policy notes.

Transactions between segments are conducted at arm's length basis.

Business segments

The main business segments are banking, leasing, insurance and retail:

	2001 TL billions						
	Banking	Leasing	Insurance	Other Financial Sectors	Retail	Other Non-Financial Sectors	Total
Interest income	3,109,356	50,797	11,971	31,008	378	306	3,203,816
Interest expenses	(3,265,558)	(23,978)	-	(19,566)	(33,090)	(475)	(3,342,667)
Net interest income	(156,202)	26,819	11,971	11,442	(32,712)	(169)	(138,851)
Fee and commission income, net	130,612	-	1,364	13,930	456	1,279	147,641
Trading account income, net	299,369	(352)	201	4,919	-	4	304,141
Gross profit from retail business	-	-	-	-	73,991	-	73,991
Foreign exchange gain, net	317,353	(45,270)	4,987	(5,956)	(122,246)	(92,976)	55,892
Premium income from insurance business	-	-	52,923	-	-	-	52,923
Other operating income	91,173	13,102	234	5,697	3,008	10,335	123,549
Impairment losses	(312,736)	(3,777)	-	(5,479)	-	-	(321,992)
Salaries and wages	(209,066)	(3,986)	(7,532)	(9,352)	(55,210)	(26,624)	(311,770)
Other operating expenses	(802,277)	(8,958)	(46,637)	(15,551)	(126,811)	3,644	(996,590)
Gain/(loss) on net monetary position	(63,049)	(14,449)	(16,425)	(30,503)	129,392	50,907	55,873
Taxation (charge)/credit	279,561	14,589	(6,591)	(7,346)	46,869	(52,291)	274,791
Minority interest	-	-	-	1,351	65,164	-	66,515
Extraordinary items	(28,780)	-	-	-	-	-	(28,780)
Net loss for the year	(454,042)	(22,282)	(5,505)	(36,848)	(18,099)	(105,891)	(642,667)

	2001 TL billions							
	Banking	Leasing	Insurance	Factoring	Other Financial Sectors	Retail	Other Non-Financial Sectors	Total
Segment assets	16,515,579	172,884	71,782	40,493	237,661	378,807	403,391	17,820,597
Investments in associated companies	28,558	195	6	4	4,701	674	28,842	62,980
Total assets	16,544,137	173,079	71,788	40,497	242,362	379,481	432,233	17,883,577
Segment liabilities	15,775,702	143,407	58,648	36,399	129,641	258,354	107,747	16,509,898
Minority interest	-	(8)	-	1,569	21,223	26,495	-	49,279
Total liabilities	15,775,702	143,399	58,648	37,968	150,864	284,849	107,747	16,559,177

Segment reporting continued

	2000 TL billions						
	Banking	Leasing	Insurance	Other Financial Sectors	Retail	Other Non-Financial Sectors	Total
Interest income	3,305,034	72,462	8,399	30,763	1,646	915	3,419,219
Interest expenses	(1,983,442)	(19,256)	(935)	(13,728)	(16,181)	(5,535)	(2,039,077)
Net interest income	1,321,592	53,206	7,464	17,035	(14,535)	(4,620)	1,380,142
Fee and commission income, net	139,715	-	419	32,642	-	1,158	173,934
Trading account income, net	443,530	-	385	8,334	-	(8)	452,241
Gross profit from retail business	-	-	-	-	135,240	-	135,240
Premium income from insurance business	-	-	47,978	-	-	-	47,978
Other operating income	108,439	5,086	114	8,980	10,641	6,590	139,850
Foreign exchange losses, net	(94,907)	(15,613)	300	(8,002)	(15,779)	(23,113)	(157,114)
Impairment losses	(140,841)	(14,035)	-	(152)	-	-	(155,028)
Salaries and wages	(262,330)	(3,866)	(6,688)	(9,636)	(72,443)	(25,302)	(380,265)
Other operating expenses	(639,357)	(6,897)	(37,683)	(12,268)	(112,442)	(31,885)	(840,532)
Gain/(loss) on net monetary position	(232,989)	(8,556)	(3,463)	(11,595)	40,372	29,505	(186,726)
Taxation (charge)/credit	(98,208)	(1,750)	(3,875)	(13,127)	(2,151)	(6,798)	(125,909)
Minority interest	-	(705)	-	(4,326)	34,125	3,290	32,384
Extraordinary items	(223,607)	-	-	-	-	-	(223,607)
Net income/(loss) for the year	321,037	6,870	4,951	7,885	3,028	(51,183)	292,588

	2000 TL billions						
	Banking	Leasing	Insurance	Other Financial Sectors	Retail	Other Non-Financial Sectors	Total
Segment assets	17,776,495	309,031	103,765	436,034	413,097	287,853	19,326,275
Investments in associated companies	187,510	717	-	4,784	979	3,488	197,478
Total assets	17,964,005	309,748	103,765	440,818	414,076	291,341	19,523,753
Segment liabilities	16,397,067	243,008	80,653	300,983	293,996	83,268	17,398,975
Minority interest	-	9,487	-	27,490	15,319	4,889	57,185
Total liabilities	16,397,067	252,495	80,653	328,473	309,315	88,157	17,456,160

Geographical segments

The Bank and its affiliates operate principally in Turkey, but also have operations in Holland, Moscow, Ireland, Turkish republic of Northern Cyprus, Malta, Switzerland and Luxembourg. As the operation results outside of Turkey, is quite negligible in the consolidated results, geographical segment information is not presented.

(2) Related parties

For the purpose of this report, the Bank's ultimate parent company, Doğuş Holding AŞ and all its subsidiaries, and the ultimate owners, directors and executive officiers of Doğuş Group are referred to as related parties. During the course of the business, the Bank has made placements with and granted loans to related parties and also received deposits from them at various terms. The Bank has the following balances outstanding from and transactions with related parties:

	2001 TL billions	2000 TL billions
Outstanding balances		
Balance sheet		
Bank placements	-	42,774
Repurchase transactions	734	18,222
Loans granted	579,105	258,326
Miscellaneous receivables, net of discount (Note 9)	307,738	9,051
Bank takings	-	7,263
Deposits received	149,323	49,404
Commitments and contingencies		
Non-cash loans	195,707	158,781
Derivative transactions	13,351	147,842
Transactions		
Interest income	73,533	54,554
Interest expense	32,113	4,476
Trading account income	333,321	-
Income on sale of interest in consolidated affiliates	-	51,433
Foreign exchange gain on derivatives	213,603	-

Miscellaneous receivables mainly included a receivable from major shareholders amounting to TL337,850 billions in total, arising from the transactions explained in the following two paragraphs:

- At the board of directors meeting held on 16 October 2001, it was approved to take over all the rights, receivables, payables and obligations of one of the Bank's subsidiaries, Osmanlı Bankası AŞ and to cease its legal corporate existence in accordance with the first paragraph of the Article 18 of the Banking Law no.4389 as revised by the Law no.4672. Legal procedures relating to the merger were completed in December 2001 in compliance with the directives of the Banking Regulation and Supervising Agency (BRSA). In December 2001, just before the merger, the Bank sold the investment in COIBV to Doğuş Holding AŞ at its book value of US$310 millions in statutory bank-only financials. Of this amount, TL235,193 billions, net of TL29,377 billions discount is due to be paid through June 2002 to December 2003. However, in the accompanying consolidated financial statements, as a result of this sale, an income amounting to TL333,321 billions was recognized in the "trading account income" account for the year ended 31 December 2001.

- The Bank had entered into forward contracts with its major shareholders to cope with abnormal market conditions in the foreign currency market which eventually led to market failure. These transactions enabled the Bank to book a net income of TL213,603 billions in December 2001. Of this amount TL150,716 billions was collected by the settlements of the transactions and the remaining TL62,807 billions, net of TL10,473 billions discount is due to be paid in December 2002.

During 2001, interest rates applied to foreign currency receivables from and payables to related parties vary at ranges of 4-12.5% and 3-10.15% (2000: 3.5-20% and 2.7-15%) respectively. The interest rate applied to Turkish Lira receivables from related parties is 15% and payables to related parties vary at ranges of 57-60% (2000: 33-90% and 26-90%, respectively). Various commission rates are applied to transactions involving guarantees and commitments.

(3) Cash and cash equivalents

	2001 TL billions	2000 TL billions
Cash at branches	351,896	110,762
Balances with Central Bank of Turkey	1,751,156	901,607
Bonds issued by foreign institutions	19,014	-
Others	6,091	7,995
	2,128,157	1,020,364

At 31 December 2001 cash and cash equivalents included balances with the Central Bank of Turkey of TL784,526 billions (2000: TL565,717 billions) as minimum reserve requirements, these funds are not available for the Bank and its affiliates' daily business. As required by the Turkish Banking Law, these reserve deposits are calculated on the basis of customer deposits taken at the rates determined by the Central Bank of Turkey. In accordance with the current legislation, the reserve deposit rates for Turkish Lira and foreign currency deposits are 4% and 11%, respectively. These reserve deposit rates are applicable to both time and demand deposits.

(4) Financial assets held for trading

	2001				2000
	Face value TL billions	Carrying value TL billions	Interest rate range %	Latest maturity	Carrying value TL billions
Debt and other fixed- or floating-income instruments:					
Government bonds in foreign currency	743,554	749,014	5.90-10.80	2004	-
Eurobonds	559,420	571,181	5.00-12.75	2030	9,326
Government bonds indexed to foreign currency	168,202	99,282	(a)	2004	-
Government bonds at floating rates	87,107	87,156	(b)	2002	19,737
Treasury bills in Turkish lira	60,588	46,966	62.30-76.08	2002	3,330
Bonds issued by foreign governments	13,293	14,892	5.50	2028	-
Government bonds in Turkish lira	4,865	3,839	65.20-95.30	2002	716,342
Gold	-	2,470	-	-	639,862
Bonds issued by foreign institutions	-	-	-	-	1,051,262
Participating shares of mutual funds in Turkish lira	-	-	-	-	270,776
Others		2,561			17,160
		1,577,361			2,727,795
Equity and other non-fixed income instruments:					
Listed shares		10,410			10,869
Derivative financial instruments		-			18,696
		10,410			29,565
Total financial assets held for trading		1,587,771			2,757,360

(a) The interest rate applied on these securities are Libor+2.85% as fixed semi-annually by the Turkish Treasury.

(b) The interest rate applied on these securities are floating quarterly based on interest rates of government bond bids of the government.

Income from debt and other fixed- or floating-income instruments is recognized in interest on securities. Gains and losses arising on derivative financial instruments and changes in fair value of other trading instruments are recognized in net trading income. Net income on trading of financial assets amounting to TL304,141 billions for the year ended 31 December 2001 (2000: TL452,241 billions) in total is included in trading account income.

Included in government bonds and treasury bills were securities pledged under repurchase agreements with customers amounting to TL88,148 billions (2000: TL504,694 billions) (Note 21).

Financial assets held for trading continued

The table below summarizes the contractual amounts of the forward exchange, swap, futures and options contracts, with details of remaining periods to maturity. Foreign currency amounts are translated at rates ruling at the balance sheet date. Monetary items denominated in a foreign currency are economically hedged using foreign currency derivative contracts. The Bank and its affiliates do not use hedge accounting for its foreign currency derivative contracts. All gains and losses on foreign currency contracts are recognized in the statement of operations. At 31 December 2001, 8% of the net consolidated foreign currency open position was hedged through the use of foreign currency contracts (2000: 73%).

	TL billions					
	Notional amount with remaining life of					
At 31 December 2001	Upto 1 month	1 to 3 months	3 to 6 months	6 to 12 months	over 1 year	Total
Interest Rate Derivatives						
- Interest rate swaps	-	1,212	-	-	-	1,212
Purchases	-	*48*	-	-	-	*48*
Sales	-	*1,164*	-	-	-	*1,164*
Currency Derivatives						
- Spot exchange contracts	190,907	-	-	-	-	190,907
Purchases	*141,067*	-	-	-	-	*141,067*
Sales	*49,840*	-	-	-	-	*49,840*
- Forward exchange contracts	1,469,956	739	24,805	-	-	1,495,500
Purchases	*1,214,188*	-	*13,247*	-	-	*1,227,435*
Sales	*255,768*	*739*	*11,558*	-	-	*268,065*
- Currency/cross currency swaps	431,342	315,432	-	-	57,808	804,582
Purchases	*358,289*	*311,662*	-	-	*28,904*	*698,855*
Sales	*73,053*	*3,770*	-	-	*28,904*	*105,727*
- Other foreign exchange contracts	16,055	-	-	-	-	16,055
Purchases	-	-	-	-	-	-
Sale	*16,055*	-	-	-	-	*16,055*
Subtotal Purchases (Note 24)	1,713,544	311,710	13,247	-	28,904	2,067,405
Subtotal Sales (Note 24)	394,716	5,673	11,558	-	28,904	440,851
Subtotal	2,108,260	317,383	24,805	-	57,808	2,508,256
Net	1,318,828	306,037	1,689	-	-	1,626,554

Financial assets held for trading continued

	TL billions					
	Notional amount with remaining life of					
At 31 December 2000	Upto 1 month	1 to 3 months	3 to 6 months	6 to 12 months	over 1 year	Total
Interest Rate Derivatives						
- Interest rate swaps	9,698	-	-	-	-	9,698
Purchases	*4,562*	-	-	-	-	*4,562*
Sales	*5,136*	-	-	-	-	*5,136*
Currency Derivatives						
- Spot exchange contracts	166,459	-	-	-	-	166,459
Purchases	*143,604*	-	-	-	-	*143,604*
Sales	*22,855*	-	-	-	-	*22,855*
- Forward exchange contracts	1,152,792	2,146,237	474,522	146,088	-	3,919,639
Purchases	*471,188*	*1,785,326*	*225,596*	*74,805*	-	*2,556,915*
Sales	*681,604*	*360,911*	*248,926*	*71,283*	-	*1,362,724*
- Currency/cross currency swaps	1,631,900	51,949	25,277	57,290	13,361	1,779,777
Purchases	*450,725*	*39,088*	*2,868*	*30,398*	*2,089*	*525,168*
Sales	*1,181,175*	*12,861*	*22,409*	*26,892*	*11,272*	*1,254,609*
- Foreign exchange options	272,400	137	-	-	-	272,537
Purchases	*272,400*	*137*	-	-	-	*272,537*
Sales	-	-	-	-	-	-
- Foreign exchange futures	166,519	31,413	-	-	-	197,932
Purchases	*28,900*	*31,413*	-	-	-	*60,313*
Sale	*137,619*	-	-	-	-	*137,619*
- Other foreign exchange contracts	4,939	-	-	556	-	5,495
Purchases	-	-	-	-	-	-
Sale	*4,939*	-	-	*556*	-	*5,495*
Subtotal Purchases (Note 24)	1,371,379	1,855,964	228,464	105,203	2,089	3,563,099
Subtotal Sales (Note 24)	2,033,328	373,772	271,335	98,731	11,272	2,788,438
Subtotal	3,404,707	2,229,736	499,799	203,934	13,361	6,351,537
Net	(661,949)	1,482,192	(42,871)	6,472	(9,183)	774,661

(5) Investments

	2001				2000
	Face value TL billions	Carrying value TL billions	Interest rate range %	Latest maturity	Carrying value TL billions
Debt and other fixed- or floating-income instruments available-for-sale:					
Government bonds indexed to foreign currency	2,973,123	2,937,863	(a)	2004-2006	-
Treasury bills in Turkish Lira	2,864	2,223	76.29-77.73	2002	-
Bosphorus growth fund	1,232	1,232	-	-	-
Others		426			-
Total available-for-sale portfolio		2,941,744			-
Debt and other fixed- or floating-income instruments held-to-maturity:					
Government bonds at floating rates	933,694	935,121	(b)	2003	1,074,855
Eurobonds	432,381	448,886	9.25-12.75	2030	1,193,730
Government bonds- CPI	68,000	68,000	(c)	2003	-
Government bonds in Turkish lira	80,398	18,766	36-82	2003	1,046,772
Government bonds in foreign currency	10,881	11,710	6.00	2002	-
Bonds issued by financial institutions	11,390	11,230	9.48-25.00	2003	-
Bonds issued by foreign governments	5,712	5,712	5.75-8.25	2007	5,314
Treasury bills	2,528	2,346	70.22-91.64	2002	30,936
Euroyen	-	-	-	-	39,381
Others		588			2,041
Accrued interest on held-to-maturity portfolio		26,232			49,247
Total held-to-maturity portfolio		1,528,591			3,442,276
Total		4,470,335			3,442,276

(a) The interest rate applied on these securities are Libor+2.85% as fixed semiannually by the Turkish Treasury.

(b) The interest rate applied on these securities are floating quarterly based on interest rates of government bond bids of the government.

(c) The interest rate applied on these securities is the function of changes in consumer price index and a security coefficient described in the documents relating to the issuance of these bonds.

Income from debt and other fixed- or floating-income instruments is recognized in interest on securities.

Included in government bonds and treasury bills were securities pledged under repurchase agreements with customers amounting to TL153,638 billions (2000: TL551,400 billions) (Note 21).

Investments continued

The following table summarizes securities that were deposited as collaterals with respect to various banking transactions:

	2001 TL billions		2000 TL billions	
	Face Value	Carrying value	Face Value	Carrying value
Deposited at Central Bank of Turkey (CBT) for foreign currency money market transactions	1,184,587	1,402,637	700,422	632,952
Reserve requirements at CBT	657,981	734,788	303,777	288,918
Deposited at CBT for interbank transactions	241,472	289,466	258,217	254,738
Deposited at Clearing Bank (Takasbank)	180,204	188,723	133,532	143,445
USD eurobonds collateralized to foreign banks	234,300	153,400	260,062	445,915
Deposited at CBT for repurchase transactions	89,022	88,219	-	-
Deposited at the İstanbul Stock Exchange	-	-	76,535	53,157
EUR eurobonds collateralized to foreign banks	-	-	31,035	31,035
JPY Euroyen collateralized to foreign banks	-	-	22,140	26,140
Salomon Brothers Inc.	-	-	22,722	18,992
Others	5,712	5,712	6,558	6,687
		2,862,945		1,901,979

(6) Loans and advances to banks

	2001 TL billions			2000 TL billions		
	Turkish Lira	Foreign Currency	Total	Turkish Lira	Foreign Currency	Total
Loans and advances-demand						
Domestic banks	7,244	740	7,984	13,969	20,363	34,332
Foreign banks	23	179,880	179,903	28	265,115	265,143
	7,267	180,620	187,887	13,997	285,478	299,475
Loans and advances-time						
Domestic banks	11,244	307,151	318,395	1,346,163	9,685	1,355,848
Foreign banks	-	899,742	899,742	75,344	540,221	615,565
	11,244	1,206,893	1,218,137	1,421,507	549,906	1,971,413
Accrued interest on loans and advances	4,925	2,484	7,409	53,398	38,594	91,992
Total loans and advances to banks	23,436	1,389,997	1,413,433	1,488,902	873,978	2,362,880
Less: allowance for uncollectibility	-	-	-	-	-	-
Net loans and advances to banks	23,436	1,389,997	1,413,433	1,488,902	873,978	2,362,880

As at 31 December 2001, time deposits are almost all short-term, maturing within one year, with interest rates ranging between 1.5-13% per annum for foreign currency time deposits and 51-80% per annum for Turkish lira time deposits (2000: 4.27% and 30-145%, respectively).

As at 31 December 2001, TL145,655 billions (2000: TL101,907 billions) (Note 21) of term deposits at domestic banks are the funds lent against government securities received as collateral under contractual agreements to sell back (reverse repo) such securities at a predetermined sale price at the maturity dates.

As at 31 December 2001, demand deposits at foreign banks include blocked accounts of TL34,891 billions (2000: TL33,884 billions) against the securitisation transactions on cheques and credit card receivables.

(7) Loans and advances to customers

Outstanding loans and advances to customers are divided between economic sectors and loan types as follows:

	2001 TL billions	2000 TL billions
Industrial	1,985,879	2,669,855
Consumer loans	567,699	853,368
Foreign trade	541,672	518,764
Financial institutions	462,253	644,367
Service sector	436,953	501,940
Construction	416,511	579,226
Tourism	205,093	263,880
Agriculture	145,836	247,262
Transportation	86,026	173,060
Media	37,181	41,898
Domestic commerce	8,085	53,477
Others	247,926	618,078
Total performing loans	5,141,114	7,165,175
Non-performing loans	515,597	166,622
Total gross loans	5,656,711	7,331,797
Accrued interest income on loans	169,731	271,886
Financial lease receivables, gross (Note 8)	105,661	207,728
Allowance for possible losses	(284,118)	(227,004)
Loans and advances to customers	5,647,985	7,584,407

As at 31 December 2001, loans given to customers have interest rates between 2.25-29.85% (2000: 3.2-30%) per annum for foreign currency loans and 31.9-88.56% (2000: 21.7-103.6%) per annum for Turkish lira loans.

The specific allowance for possible losses is comprised of amounts for specifically identified problem and non-performing loans and advances plus a further amount considered adequate to cover the inherent risk of loss present in the lending relationships presently performing in accordance with agreements made with borrowers.

In addition to the allowance for specific loan losses explained in the above paragraph, the Bank also provides general provisions for inherent credit risk on loans and guarantees and commitments. The level of general provision is based on management's evaluation of the loan portfolio, including such factors as the volume and character of loans outstanding, past loan loss experience and general economic conditions.

Movements in the allowance account during the year ended 31 December 2001 and 2000, are as follows:

	2001 TL billions	2000 TL billions
Balances at the beginning of year	227,004	128,445
Restatement of the beginning balance and current year provision for the effects of inflation	(116,656)	(38,726)
Allowance account balance per the balance sheet of Körfezbank merged with Osmanlı Bankası AŞ	4,255	-
Write-offs	(1,773)	(16,358)
Recoveries	(25,603)	(3,286)
Provision for the year	196,891	156,929
Balances at the end of year	284,118	227,004

(8) Financial lease receivables

The Bank has two financial affiliates which act as the lessor under finance leases, mainly of plant and equipment. The leases typically run for a period of one to five years, with transfer of ownership of the leased asset at the end of the lease term. Interest is charged over the period of the lease based on market related interest rates. The receivables are secured by the underlying assets. Loans and advances to customers include the following finance lease receivables:

	2001 TL billions	2000 TL billions
Financial lease receivables, gross (Note 7)	105,661	207,728
Less: allowance for uncollectible financial lease receivables	(5,886)	(20,663)
	99,775	187,065
Analysis of net financial lease receivables		
Not later than 1 year	97,812	92,987
Later than 1 year and not later than 5 years	26,376	141,382
Later than 5 years	-	-
	124,188	234,369
Unearned income	(24,413)	(47,304)
Financial lease receivables, net	99,775	187,065
Analysis of net financial lease receivables, net		
Not later than 1 year	79,866	75,189
Later than 1 year and not later than 5 years	19,909	111,876
Later than 5 years	-	-
Financial lease receivables, net	99,775	187,065

As at 31 December 2001, the allowance for uncollectible financial lease receivables is included in the allowance for possible losses and amounts to TL5,886 billions (2000: TL20,663 billions) (Note 7).

(9) Other assets

	2001 TL billions	2000 TL billions
Miscellaneous receivables (Note 2)	355,345	61,571
Assets held for resale	257,009	216,797
Prepaid expenses, insurance claims and similar items	59,403	79,054
Taxes and funds to be refunded	37,466	15,435
Retail business stocks	31,553	75,221
Factoring receivables	31,200	-
Insurance premium receivables	29,695	53,774
Purchased cheques	11,348	16,833
Advances for foundation of investment funds	-	23,828
Others	53,095	82,108
	866,114	624,621

Assets held for resale comprise of real-estate acquired by the Bank against its overdue receivables. Such assets are required to be disposed within three years following their acquisitions per the Turkish Banking Law. This legal period can be extended upon receiving legal permission.

(10) Investments in associated companies

	2001		2000	
	Carrying value TL billions	Ownership %	Carrying value TL billions	Ownership %
İksir Ulusl. El. Tic. Bilg.ve Hab. Hiz. AŞ	68,059	47.17	43,538	48.50
Petrotrans Nakliyat ve Ticaret AŞ	37,963	99.60	37,963	99.60
Garanti Turizm ve Yatırım İşl. AŞ	36,951	44.89	37,553	44.89
Sınai Yatırım Bankası A.O.	14,854	8.00	18,137	8.00
Doğuş Turizm Sağlık Yatırım İşl. Tic. AŞ	-	100.00	24,108	40.00
Garanti Finans Factoring Hizmetleri AŞ	-	81.81	19,296	19.56
Others	29,843		16,883	
	187,670		197,478	
Impairment in value of investments	(124,690)		-	
	62,980		197,478	

In 2001, the Bank's participations in Doğuş Turizm Sağlık Yatırım İşl.Tic. AŞ and Garanti Finans Factoring Hizmetleri AŞ, increased to 100% and 81.81%, respectively, by further share acquisitions. As of 31 December 2001, these companies were consolidated in the accompanying consolidated financial satements.

The Bank had previously made available loans to Petrotrans Nakliyat Ticaret AŞ (Petrotrans) in an amount equal to USD29.5 millions. However due to fact that the financial condition of the company deteriorated, the Bank decided to takeover the shares of the company on 30 November 1997 at the same amount of TL equivalent of its outstanding loan receivable at that date. Petrotrans is presently a dormant company, however the Bank's intention is to hold this investment for only its property of which the fair value is equal to this investment's carrying value, net-off impairment reduction.

(11) Tangible assets

Movement in tangible assets for the period of 1 January – 31 December 2001 is as follows:

	1 January TL billions	Additions TL billions	Disposals TL billions	Tangible assets acquired through business combinations TL billions	31 December TL billions
Costs					
Land and buildings	731,859	114,552	(159,533)	120,481	807,359
Furniture, fixture and equipments	817,552	113,686	(202,936)	28,262	756,564
Leasehold improvements	284,038	57,165	(34,984)	12,467	318,686
	1,833,449	285,403	(397,453)	161,210	1,882,609
Less: Accumulated depreciation					
Land and buildings	80,714	11,033	(1,557)	118	90,308
Furniture, fixture and equipments	428,701	114,984	(82,053)	13,805	475,437
Leasehold improvements	115,911	35,754	(13,995)	8,758	146,428
	625,326	161,771	(97,605)	22,681	712,173
Construction in progress	136,956	-	(26,044) (a)	41,049	151,961
	1,345,079	123,632	(325,892)	179,578	1,322,397
Impairment in value of premises and equipment	-				(21,893)
	1,345,079				1,300,504

Tangible assets continued

Movement in tangible assets for the period of 1 January – 31 December 2000 is as follows:

	1 January TL billions	Additions TL billions	Disposals TL billions	Disposal of a consolidated affiliate sold TL billions	31 December TL billions
Costs					
Land and buildings	724,180	39,128	(16,271)	(15,178)	731,859
Furniture, fixture and equipments	632,340	200,005	(14,561)	(232)	817,552
Leasehold improvements	164,830	123,987	(4,624)	(155)	284,038
	1,521,350	363,120	(35,456)	(15,565)	1,833,449
Less: Accumulated depreciation					
Land and buildings	67,964	14,327	(1,245)	(332)	80,714
Furniture, fixture and equipments	352,135	84,556	(7,935)	(55)	428,701
Leasehold improvements	90,096	27,789	(1,923)	(51)	115,911
	510,195	126,672	(11,103)	(438)	625,326
Construction in progress	101,199	35,757 (a)	-	-	136,956
	1,112,354	272,205	(24,353)	(15,127)	1,345,079

(a) Additions to and disposals from "construction in progress" are given as net.

Depreciation expense for the year ended 31 December 2001, amounts to TL161,771 billions (2000: TL126,672 billions). The premises are depreciated at the annual rate of 2% and the rates applied to furniture, fixtures and equipment range from 8% to 25%.

(12) Intangible assets

Intangible asset represents goodwill arising from the direct acquisitions of 25.92% ownership in and majority voting rights in the Board of Directors of Tansaş Perakende Mağazacılık Ticaret AŞ, 89.99% ownership in Doc Finance S.A., 100% ownership in Garanti Yatırım Menkul Kıymetler AŞ, 100% ownership in Doğuş Hava Taşımacılığı AŞ, 99.99% ownership in Garanti Sigorta AŞ, 100% ownership in Garanti Hayat Sigorta AŞ, 100% ownership in Garanti Finansal Kiralama AŞ, 81.81% ownership in Garanti Finans Faktoring Hizmetleri AŞ, 56.06% ownership in Garanti Gayrimenkul Yatırım Ortaklığı AŞ, 100% ownership in Doğuş Turizm Sağlık Yatırımları ve İşl. AŞ, 99.82% ownership in Sititur Tur.Tem.Taşımacılık Org.Bilgisayar Dan.Yapı.San. ve Tic. AŞ, and 99.99% ownership in A.T.İ. Dış Ticaret Tur.Yat.ve Paz. AŞ (Makro) consists of the excesses of the total acquisition costs over net assets of these consolidated entities at the dates of acquisition.

As at 31 December 2001, goodwill is amortised on a straight line basis over 20 years, the time during which benefits are expected to be consumed, and reflected as TL134,908 billions (2000: TL189,288 billions), net of accumulated amortisation, in the accompanying consolidated balance sheets.

Intangible assets continued

Movement in intangible assets for the period of 1 January – 31 December 2001 is as follows:

	1 January TL billions	Additions TL billions	Disposals TL billions	31 December TL billions
Costs				
Tansaş Perakende Mağazıcılık Ticaret AŞ	46,082	-	-	46,082
Makro	-	38,161	-	38,161
Doğuş Hava Taşımacılığı AŞ	20,347	8,443	-	28,790
Garanti Yatırım Menkul Kıymetler AŞ	6,672	8,457	-	15,129
Docfinance SA	5,564	704	-	6,268
Garanti Finans Factoring Hizmetleri AŞ	-	4,440	-	4,440
Garanti Finansal Kiralama AŞ	-	3,469	-	3,469
Sititur Tur.Tem.Taş. Org. Bilg. Danışmanlık Yapı San. Ve Tic.	-	2,148	-	2,148
Doğuş Turizm Sağlık Yatırımları ve İşl. AŞ	-	985	-	985
Garanti Sigorta AŞ	822	-	-	822
Garanti Gayrimenkul Yatırım Ortaklığı AŞ	-	339	-	339
Garanti Hayat Sigorta AŞ	28	-	-	28
Osmanlı Bankası AŞ	132,357	-	(132,357)	-
	211,872	67,146	(132,357)	146,661
Less: Accumulated amortisation				
Tansaş Perakende Mağazıcılık Ticaret AŞ	4,609	2,304	-	6,913
Makro	-	-	-	-
Doğuş Hava Taşımacılığı AŞ	1,866	1,017	-	2,883
Garanti Yatırım Menkul Kıymetler AŞ	694	335	-	1,029
Docfinance SA	494	351	-	845
Garanti Finans Factoring Hizmetleri AŞ	-	-	-	-
Garanti Finansal Kiralama AŞ	-	-	-	-
Sititur Tur.Tem.Taş.Org. Bilg. Danışmanlık Yapı San. Ve Tic.	-	-	-	-
Doğuş Turizm Sağlık Yatırımları ve İşl. AŞ	-	-	-	-
Garanti Sigorta AŞ	40	41	-	81
Garanti Gayrimenkul Yatırım Ortaklığı AŞ	-	-	-	-
Garanti Hayat Sigorta AŞ	1	1	-	2
Osmanlı Bankası AŞ	14,880	1,036	(15,916)	-
	22,584	5,085	(15,916)	11,753
	189,288			134,908

Movement in intangible assets for the period of 1 January – 31 December 2000 is as follows:

	1 January TL billions	Additions TL billions	Disposals TL billions	31 December TL billions
Costs				
Osmanlı Bankası AŞ	132,357	-	-	132,357
Tansaş Perakende Mağazıcılık Ticaret AŞ	71,108	-	(25,026)	46,082
Doğuş Hava Taşımacılığı AŞ	20,347	-	-	20,347
Garanti Yatırım Menkul Kıymetler AŞ	6,672	-	-	6,672
Docfinance SA	5,811	-	(247)	5,564
Garanti Sigorta AŞ	-	822	-	822
Garanti Hayat Sigorta AŞ	-	28	-	28
	236,295	850	(25,273)	211,872
Less: Accumulated amortisation				
Osmanlı Bankası AŞ	11,570	3,310	-	14,880
Tansaş Perakende Mağazıcılık Ticaret AŞ	3,556	2,513	(1,460)	4,609
Doğuş Hava Taşımacılığı AŞ	848	1,018	-	1,866
Garanti Yatırım Menkul Kıymetler AŞ	360	334	-	694
Docfinance SA	165	329	-	494
Garanti Sigorta AŞ	-	40	-	40
Garanti Hayat Sigorta AŞ	-	1	-	1
	16,499	7,545	(1,460)	22,584
	219,796			189,288

(13) Deposits from banks

Deposits from banks comprise of the following:

	2001 TL billions	2000 TL billions
Payable on demand	20,624	29,693
Term deposits	1,221,669	2,768,917
	1,242,293	2,798,610
Accrued interest on deposits from banks	20,717	44,774
	1,263,010	2,843,384

Interbank deposits include both TL accounts of TL387,686 billions (2000: TL1,470,567 billions) and foreign currency accounts of TL854,607 billions (2000: TL1,328,043 billions).

(14) Deposits from customers

Deposits from customers comprise of the following:

	2001			2000
	Demand TL billions	Time TL billions	Total TL billions	Total TL billions
Foreign currency	2,268,980	5,618,010	7,886,990	5,411,019
Saving	116,776	1,262,965	1,379,741	1,035,307
Commercial	345,209	893,235	1,238,444	628,541
Public and other	51,719	70,567	122,286	49,706
	2,782,684	7,844,777	10,627,461	7,124,573
Accrued interest expenses on deposits from customers	-	68,605	68,605	125,581
	2,782,684	7,913,382	10,696,066	7,250,154

As at 31 December 2001, interest rates applicable to Turkish lira deposits and foreign currency deposits vary at ranges of 52.0-62.63% and 1.7-17% (2000: 26-110% and 2.5-40%), respectively.

(15) Loans and advances from banks

Loans and advances from banks comprise of the following:

	2001 TL billions	2000 TL billions
Short-term borrowings		
Domestic banks	363,136	684,000
Foreign banks	1,809,830	3,109,920
	2,172,966	3,793,920
Long-term debts		
Short-term portion	563,240	186,896
Medium and long-term portion	583,579	1,208,536
	1,146,819	1,395,432
Accrued interest on loans and advances from banks	56,764	102,379
	3,376,549	5,291,731

As at 31 December 2001, short-term borrowings from foreign banks included a syndicated pre-export credit facility available to Turkish exporters in the amount of EUR350 millions provided by thirtyfour international banks, signed in March 2001 for one-year through the arrangement of eighteen foreign banks. There was also a one-year pre-export loan facility in the amount of USD350 millions signed in August 2001 for one year and provided by fifthy-two international banks. The Bank did not renew the 364-day Direct Pay Letter of Credit ve Reimbursement Facility in support of its US Commercial Paper Program for USD225 millions matured in October 2001.

Loans and advances from banks continued

As at 31 December 2000, short-term borrowings from foreign banks also included a club loan facility obtained by Osmanlı Bankası AŞ, a former consolidated affiliate, in the amount of USD120 millions matured on 26 October 2001; and a syndicated loan facility again obtained by Osmanlı Bankası AŞ, in the amount of USD100 millions matured on 16 May 2001.

Long-term debts comprise of the following:

	2001					2000
	Interest rate%	Maturity	Amount in original currency in millions	Short term portion TL billions	Medium and long-term portion TL billions	Long-term debts TL billions
TPR Securitisation-I	10.81-Libor+4.40	2004	USD 128	67,178	114,951	161,193
Anatolia Finance Company	6.55	2004	USD 112	24,850	134,190	140,759
International Finance Corporation	8.65	2005	USD 73	25,818	77,455	92,125
International Finance Corporation	8.59-Libor+2.5	2004	USD 63	29,691	59,382	78,834
International Finance Corporation	Libor+2.60-2.125	2003	USD 12	8,520	8,520	-
International Finance Corporation	Libor+3.375	2004	USD 3	1,166	2,833	3,520
ABN Amro Bank	6.3	2004	NLG 47	-	27,315	38,197
DEG	7.70	2005	EUR 15	3,142	15,709	17,539
DEG	Fibor+3.5	2002	DEM 1	810	-	1,342
Pera Financial Services Company	9.375	2002	USD 213	302,159	-	308,756
TPR Securitisation-II	8.75-Eurolibor+4	2004	EUR 100	-	-	116,638
First Fidelity Bank	7.83-9.75	2002	USD 20	28,572	-	23,406
First Fidelity Bank	7.83	2002	USD 7	9,524	-	8,429
Others				61,810	143,224	217,798
				563,240	583,579	1,208,536

The Bank borrowed USD350 millions from Pera Financial Services Company, being the proceeds of an issue of 9 3/8 per cent notes by Pera Financial Services Company. In line with repayment schedule, the outstanding balance of this loan as of 31 December 2001 is USD213 millions. Such notes are secured, by among other things, an assignment of the loan agreement between the Bank and Pera Financial Services Company in favour of a trustee for the benefit of the holders of such notes.

In February 1998, the Bank sold certain future credit card receivables due or to become due to the Bank from Visa International Service Association (Visa), MasterCard International Incorporated (MasterCard) and Europay International S.A. (Europay), to Anatolia Finance Company, a special purpose company (SPC) organized under the laws of the Cayman Islands for the amount of USD175 millions. The SPC sold to the Bank of New York, as trustee of the Credit Cards Receivables Trust 1998 - I (the Trust), which issued the trust certificates amounting to USD175 millions in total pursuant to the Trust Agreement dated 3 February 1998 between the SPC and the Bank of New York as trustee. The trust certificates will be repaid in the period from March 1998 to December 2004 on a quarterly basis. In line with repayment schedule, the outstanding balance of this loan as of 31 December 2001 is USD112 millions. The property of the Trust includes, among other things, (i) the right to receive a specified amount of current and future US Dollar amounts owed or to be owed by Visa, MasterCard and Europay to or for the account of Türkiye Garanti Bankası AŞ, in respect of credit and debit card merchant voucher receivables generated by the usage in Turkey of Visa, MasterCard ad Europay credit cards issued by non-Turkish financial institutions and acquisition of such voucher receivables by the Bank for processing and payment by Visa, MasterCard and Europay in accordance with their respective collection and settlement systems, subject to the pari-passu rights of the holders of the Prior Certificates, (ii) or funds collected or to be collected in respect of such receivables, (iii) or other payments by any other person in respect thereof and (iv) certain money on the deposit in certain accounts of the Trust.

The Bank borrowed USD115 millions as a 7-year private placement bond issue maturing at 2004. The loan which was arranged by JP Morgan was established as a single asset securitisation under the IFC umbrella. In line with repayment schedule, the outstanding balance of this loan as of 31 December 2001 is USD63 millions.
First Fidelity Bank (FFB) loans correspond to the obligation arising from the sale to FFB of the Bank's future receivables in connection with its credit card securitisation program in which FFB is the Trustee bank. The proceeds received from these transactions are classified as obligation under long-term debts. In line with repayment schedule, the outstanding balances of these loans as of 31 December 2001 are USD20 millions and USD7 millions.

Loans and advances from banks continued

An aggregate principle amount of USD100 millions was extended by International Finance Corporation (IFC) as a loan to Osmanlı Bankası AŞ, a former consolidated affiliate, in September 1998. This facility consisted of a direct loan by IFC (A Loan) in the amount USD15 millions and a B Loan in the amount of USD85 millions, which was securitised under the name of Osmanlı Bankası-IFC Trust I and II; were privately placed to United States insurance companies. Proceeds of this facility was used to on-lend to private Turkish companies for project finance, capital equipment financing, as well as short term trade financing. While the maturity of the facility is seven years, repayment terms involve a two-year grace period during which only interest is to be serviced. In line with repayment schedule, the outstanding balances of this loans as of 31 December 2001 is USD73 millions.

In June 1999, the Bank obtained a fund in the amount of USD200 millions through its Trade Payment Rights Securitisation transaction (the "TPR Securitisation-I"). The TPR Securitisation-I consists of a floating and fixed tranche for an amount of USD29 millions and USD171 millions, respectively. In line with repayment schedule, the outstanding balance of this loan as of 31 December 2001 is USD128 millions. The TPR Securitisation-I securitises the Bank's collection and reimbursement rights related to export transactions, specifically letters of credits and cash against documents transactions, and has a maturity of 5 years with an average life of 3.14 years. The TPR Securitisation-I was arranged by Bank of America Securities LLC, Bank of America International Limited and Credit Suisse First Boston Corporation (CSFB) was appointed as co-manager.

In December 1999, Osmanlı Bankası AŞ, a former consolidated affiliate, obtained a fund in the amount of EUR100 millions through its Trade Payment Rights Securitisation transaction (the "TPR Securitisation-II"). The TPR Securitisation-II consists of two tranches amounting to EUR81 millions and EUR19 millions. In line with repayment schedule, the outstanding balance of this loan as of 31 December 2001 is EUR100 millions. The TPR Securitisation-II securitises Osmanlı Bankası AŞ's collection and reimbursement rights related to export transactions, specifically letters of credits and cash against documents transactions, and has a maturity of 5 years with an average life of 3.5 years. The TPR Securitisation-II was arranged under the management of Dresdner Bank AG and Banca d'Intermediazione Mobiliare IMI. In December 2001, the merger between Garanti Bankası AŞ and Osmanlı Bankası AŞ would have resulted in the Trade Payment Rights sold by Osmanlı Bankası AŞ also being transferred to Garanti Bankası AŞ pursuant to Garanti Bankası AŞ's TPR Securitisation. Such a result would be in contravention of the terms of both transactions. In order to avoid any default under both securitisation transactions, Garanti Bankası AŞ decided to fully redeem Osmanlı Bankası AŞ TPR securitisation before the year-end.

(16) Bonds payable

Bonds payable comprise of the following:-

	2001				2000
	Amount in original currency in millions	Maturity	Interest rates %	TL billions	TL billions
Bearer notes	EUR 44	2003	8	55,257	55,827
Indenture notes	USD 9	2002	Libor+2	12,656	47,332
Other bonds				-	4,060
				67,913	107,219
Accrued interest on bonds payable				3,681	8,363
				71,594	115,582

Indenture notes amounting to USD115 millions represent Garanti Grantor Trust 1997- "A" Floating Rate Certificates Due 2002. These notes are secured by substantially all of the assets of Instruments Finance Company, a special purpose company (SPC) wholly owned by the Bank and organized under the laws of Cayman Islands, which consists primarily of the SPC's rights and interests in the obligation of the Bank to sell to the SPC all of its right, title and interest in and to certain instruments, primarily comprised of the traveller's checks, eurocheques and cashier's checks or other checks which are (i) drawn on financial institutions or money-transfer service organisations located in and denominated in currencies of the United States of America, the Federal Republic of Germany or the United Kingdom or (ii) drawn on financial institutions located in any other jurisdiction that has an investment grade rating on its foreign-currency denominated sovereign debt and whose currency is freely convertible into US Dollars and which, in each case, have been encashed by the branches of the Bank located in Turkey.

Bonds payable continued

Bearer notes represent Euro notes bearing 8% interest per annum and payable annually in arrear on 21 March in each year commencing on 21 March 2001 and maturing in 2003 issued by Garanti Bank International (GBI), a consolidated affiliate, on 21 March 2000 through the arrangement of Goldman Sachs International. The notes comprising 4.575 units will be in the denomination of EUR10,000 each. Unless previously redeemed or canceled, the notes will be redeemed at their principal amount on 21 March 2003 and are subject to redemption in whole at their principal amount at the option of GBI at any time in the event of certain changes affecting taxation in the Netherlands.

(17) Taxation on income

The corporation tax rate is 30%; contribution to a state fund is 10% of this tax which results in effective corporation tax rate of 33%. In addition, there will be an income tax charge; Council of Ministers is authorised to determine this income tax rate up to the level of 25%, contribution to state fund is 10% of this tax as well. Presently, this income tax charge is at the rate of 5% (for companies of which shares are not publicly traded; 15%) to be computed only on the amounts of dividend distribution and accrued only at the time of such payments.

Deferred income tax is provided, using the liability method, on all taxable temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except for permanent differences not deductible for tax purposes and initial recognition of assets and liabilities which effect neither accounting nor taxable profit.The total provisions for taxes on income is different than the amount computed by applying the statutory tax rate to income before provision for taxes as shown in the following reconciliation:

	2001 TL billions	%	2000 TL billions	%
Taxes on reported income/(loss) per statutory tax rate	(324,713)	(33.00)	127,417	33.00
Permanent differences relating to the restatement of non-monetary items per IAS29	236,973	24.08	138,929	35.98
Tax effect of merger with Körfezbank	(110,971)	(11.27)	-	-
Effect of permanent differences on consolidation adjustments	5,008	0.51	49,547	12.84
Income items exempt from tax or subject to different tax rates	(95,905)	(9.75)	(123,163)	(31.90)
Investment incentives	(18,799)	(1.91)	-	-
Disallowable expenses	17,465	1.77	2,855	0.74
Effect of different tax rates applicable to the consolidated affiliates	16,151	1.64	(69,676)	(18.05)
Taxation charge/(credit)	(274,791)	(27.93)	125,909	32.61

The taxation charge/(credit) comprise the following items:

	2001 TL billions	2000 TL billions
Current taxes	57,750	46,242
Deferred taxes	(332,541)	79,667
Taxation charge/(credit)	(274,791)	125,909

Taxation on income continued

In accordance with the related regulation for prepaid taxes on income, such advance payments during the year are being deducted from the final tax liability computed over current year operations. Accordingly, the taxation charge on income computed is not equal to the final tax liability appearing on the balance sheet.The movements of current taxes payable on income in the year of 2001 and 2000 are shown below:

	2001 TL billions	2000 TL billions
Provision for current taxes payable on income before deductions	(274,791)	125,909
Add: Taxes carried forward	2,352	19,361
Add/(less): Deferred tax assets/liabilities	332,541	(79,667)
Less: Restatement of opening retained earnings due to the effect of IAS39	(27,123)	-
Less: Restatement effect on current taxes payable on income for the change in the general purchasing power of TL at 31 December 2001	(4,169)	(8,543)
Taxes payable on income	28,810	57,060

Deferred tax assets and liabilities as at 31 December 2001 and 2000 are attributable to the items detailed in the table below:-

	2001 TL billions	2000 TL billions
Deferred tax assets		
Tax losses carried forward	422,497	41,287
Specific and general allowance for loan losses	63,530	36,755
Impairment in value of investments in associated companies and tangible assets	35,694	-
Capitalised expenses and leasing obligations	26,809	7,505
Investment incentives	18,799	-
Discount on receivables	13,151	-
Reserve for retirement pay	5,286	4,943
Others	2,754	14,301
Total deferred tax assets	588,520	104,791
Deferred tax liabilities		
Restatement of non-monetary items per IAS 29	248,296	99,930
Effect of applying IAS39	60,421	-
Accrued interests and foreign exchange gains on securities	2,777	62,258
Others	5,636	6,528
Total deferred tax liabilities	317,130	168,716
Net deferred tax (assets)/liabilities	(271,390)	63,925

Deferred tax assets and liabilities relating to a consolidated affiliate reporting to a specific tax office are offset against each other in the accompanying consolidated financial statements.

In Turkey, there are no procedures for the final agreement of tax assessments. Tax returns are filed within four months at the end of year to which they relate. The tax authorities may, however, examine the accounting records and/or revise assessments within five years.

(18) Other liabilities

The principal components of other liabilities are as follows:

	2001 TL billions	2000 TL billions
Transfer orders	466,214	145,646
Miscellaneous payables	120,599	227,614
Withholding taxes	58,184	67,399
Expense accruals	33,008	12,543
Insurance technical provisions	32,960	39,386
Factoring payables	17,997	-
Blocked accounts	15,728	31,303
Payables to insurance and reinsurance companies relating to insurance operations	14,778	30,326
Reserve for severance payment	9,881	19,713
Payables to suppliers relating to financial leasing activities	8,768	19,528
Accrued exchange loss on derivatives	6,666	-
General provision for non-cash loans	4,360	7,447
Others	45,835	116,567
	834,978	717,472

(19) Shareholders' equity

The authorised and paid-in nominal share capital of the Bank is TL750,000 billions comprising1,499,999,999,655 registered shares of five hundred Turkish liras each and 1,725 registered shares of on hundred Turkish liras each. The portion of share capital arising from the amounts paid in by the shareholders was restated for the effects of inflation; however, the transfers from revaluation surplus on fixed assets for statutory purposes are not restated. Accordingly, the share capital is reflected at restated amounts in the accompanying consolidated financial statements.

The reserves include legal reserves established by annual appropriations amounting to 5% of income disclosed in the Bank's statutory accounts until it reaches 20% of paid-in share capital (first legal reserves). Without limit, a further 10% of dividend distributions in excess of 5% of paid-in capital are to be appropriated to increase legal reserves (second legal reserves). The legal reserves are restricted and are not available for distribution as dividends. In the accompanying consolidated financial statements, legal reserves are included at their historical amounts. The reserves also include some reserves appropriated by management for the general banking reserve as well as amounts appropriated for purposes of adding to the Bank's statutory reserves.

(20) Extraordinary item

Late 1999, Turkish Government has imposed one time only extraordinary tax measures to finance the public expenditures caused by the massive earthquakes on 17 August and 12 November 1999 in Marmara Region. One of such tax measures is "additional income and corporate tax". In principal, all individuals, excluding wage earners, and corporate taxpayers are required to pay an additional income or corporate tax at 5% on their taxable bases filed for the year of 1998. The tax base for the 5% additional tax is just the same as the tax base on which the income or corporate tax was charged for the year 1998. Another additional tax imposed by the Turkish Government is the withholding tax on interest income on government securities that will be held at maturity. The tax rate on such interest income changes from 4% to 19% according to maturities of the securities. Accordingly, in the accompanying consolidated statements of operations for the year ended 31 December 2001, the Bank charged TL28,780 billions (2000: TL223,607 billions) for these taxes on interest income on government securities as "extraordinary item". As at 31 December 2001 and 2000, there is no unpaid portion of such taxes classified under "accrued interest and other liabilities" in the accompanying consolidated balance sheets.

(21) Repurchase and resale agreements

The Bank and its affiliates raise funds by selling financial instruments under agreements to repay the funds by repurchasing the instruments at future dates at the same price plus interest at a predetermined rate. Repurchase agreements are commonly used as a tool for short-term financing of interest-bearing assets, depending on the prevailing interest rates. At 31 December 2001 and 2000, assets sold under repurchase agreements were as follows:

	Carrying value	Fair value of underlying assets	Carrying amount of corresponding liabilities	Repurchase dates	Repurchase price
2001					
Trading instruments	88,148	87,354	85,252	Jan-Feb 2002	88,473
Investments	153,638	153,639	153,639	Jan-Feb 2002	154,480
	241,786	240,993	238,891		242,953
2000					
Trading instruments	504,694	519,148	507,761	Jan-Feb 2001	512,465
Investments	551,400	557,961	551,906	Jan-Feb 2001	574,381
	1,056,094	1,077,109	1,059,667		1,086,846

The proceeds from the sale of securities under repurchase agreements are treated as liabilities and recorded as obligations for repurchase agreements. As at 31 December 2001, the maturities and interest rates of the obligations are within one month and between 11.75% and 78.57% (2000: 8.17-250%), respectively.

The Bank and its affiliates also purchase financial instruments under agreements to resell them at future dates ("reverse repurchase agreements"). The seller commits to repurchase the same or similar instruments at an agreed future date. Reverse repurchases are entered into as a facility to provide funds to customers.

At 31 December 2001 and 2000, assets purchased subject to agreements to resell them were as follows:

	Carrying value	Fair value of underlying assets	Repurchase dates
2001			
Loans and advances to banks	145,655	144,163	Jan-Mar 2002
2000			
Loans and advances to banks	101,907	109,545	Jan 2001

(22) Fair value information

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price.

The estimated fair values of financial instruments have been determined by the Bank using available market information, where it exists, and appropriate valuation methodologies. However, judgement is necessary required to interpret market data to determine the estimated fair value. Turkey has shown sings of an emerging market and has experienced a significant decline in the volume of activity in its financial market as further explained in Note 26. While management has used available market information in estimating the fair values of financial instruments, the market information may not be fully reflective of the value that could be realised in the current circumstances.

Management has estimated that the fair value of certain balance sheet instruments is not materially different than their recorded values except for investments. These balance sheet instruments include loans and advances to banks and customers, deposits from banks and customers, obligations under repurchase agreements, loans and advances from banks, bonds payable and other short-term assets and liabilities which are of a contractual nature. Management believes that the carrying amount of these particular financial assets and liabilities approximates their fair value, partially due to the fact that it is practice to renegotiate interest rates to reflect current market conditions. Fair value of investments is TL4,427,083 billions, whereas the carrying amount is TL4,470,335 billions in the accompanying consolidated balance sheet as at 31 December 2001.

The fair values of share capital, leasehold improvements and other assets and liabilities that are not of contractual natures, are not calculated as they are not considered financial instruments.

(23) Changes in accounting policies

As at 31 December 2001, the Bank and its affiliates adopted IAS 39 (revised 2000) Financial Instruments: Recognition and Measurement and SIC-21, Income Taxes, Recovery of Revalued Non-Depreciable Assets.

The adoption of IAS 39 has resulted in that available-for-sale assets were recognized at fair value, changing its method of accounting for hedging transactions and recognizing all derivative financial instruments as assets or liabilities at fair value. This change has been accounted for by adjusting the opening balance of accumulated profits. Comparatives have not been restated.

The adoption of SIC-21 has resulted in a recognition of a deferred tax liability arising from the restatement of land, construction in progress and investment in associated companies for the effects of inflation. This change has been accounted for by adjusting the opening balance of accumulated profits. Comperatives have not been restated.

Effects of the changes in accounting policies on accumulated profits, are as follows:

	2000 TL billions
Opening balance as previously reported	545,288
Effect of applying internal rate of return method (IAS39) for interest income and expense calculations instead of straight-line method:	
Financial assets held for trading and investments	(69,641)
Loans and advances to banks	(481)
Loans and advances to customers	3,377
Deposits from banks	(12,223)
Deposits from customers	(4,180)
Loans and advances from banks	958
	(82,190)
Deferred tax asset of above effects	27,122
Net effect of applying IAS39	(55,068)
Net effect of SIC-21	(45,458)
Restated opening balance of accumulated profits	444,762

For the year ended 31 December 2001, the net profit increased by TL177,741 billions as a result of the adoption of IAS 39 and decreased by TL27,055 billions as a result of the adoption of SIC-21. In accompanying consolidated statement of operations for the year ended 31 December 2000, effects of applying IAS39 and SIC-21, were not reflected.

(24) Commitments and contingencies

In the normal course of banking activities, the Bank and its affiliates undertake various commitments and incure certain contingent liabilities that are not presented in the accompanying consolidated financial statements, including letters of guarantee, acceptance credits and letters of credit.

Commitments and contingent liabilities arising in the ordinary course of business comprise of the following items:

	2001 TL billions	2000 TL billions
Letters of guarantee	3,272,961	4,038,670
Letters of credit	1,022,271	1,627,655
Acceptance credits	365,995	381,658
Other guarantees and endorsements	50,183	72,421
	4,711,410	6,120,404

As at 31 December 2001, commitment for uncalled capital of affiliated companies amounts approximately to TL29,860 billions (2000: TL10,082 billions).

As at 31 December 2001, commitment for purchase and sale of foreign currencies under spot, forward, swap, future rate agreements or options and for gold trading amounts to TL2,508,256 billions (2000: TL6,351,537 billions), almost all due within one year.

Commitments and contingencies continued

The breakdown of such commitments outstanding, by type, are presented as follows:-

	2001		2000	
	Purchases TL billions	Sales TL billions	Purchases TL billions	Sales TL billions
Forward agreements for customer dealing activities	17,741	3,105	275,532	165,890
Swap agreements for customer dealing activities	41,027	56,188	11,828	13,072
Spot foreign currency transactions for customer dealing activities	-	-	84,106	24
Forward agreements for hedging purposes	1,209,694	264,960	2,281,383	1,196,834
Forward agreements for gold trading	-	16,055	-	5,495
Currency swap agreements for hedging purposes	657,828	49,539	513,340	1,241,537
Interest rate swap agreements for hedging purposes	48	1,164	4,562	5,136
Options	-	-	272,537	-
Spot foreign currency transactions	141,067	49,840	59,498	22,831
Future rate agreements	-	-	60,313	137,619
	2,067,405	440,851	3,563,099	2,788,438

(25) Risk management disclosures

This section provides details of the Bank and its affilates' exposure to risk and describes the methods used by management to control risk. The most important types of financial risk to which the Bank and its affilates are exposed, are credit risk, liquidity risk and market risk. Market risk includes currency risk, interest rate risk and equity price risk.

The nature of the risks and the approach to managing risk differs fundamentally between the trading and non-trading portfolios, section B contains risk management information related to the trading portfolio and section C deals with the non-trading portfolio.

A. Derivative financial instruments

The Bank and its affiliates enter into a variety of derivative financial instruments for hedging and risk management purposes. This note describes the derivatives used. Further details of the objectives and strategies in the use of derivatives are set out in the sections of this note on non-trading activities. Details of the nature and terms of derivative instruments outstanding at the balance sheet dates are set out in Note 24. Derivative financial instruments used include swaps, futures, forwards, options and other similar types of contracts whose value changes in response to changes in interest rates, foreign exchange rates and gold prices. Derivatives are individually negotiated over-the-counter contracts. A description of the main types of derivative instruments used is set out below.

(i) Swaps

Swaps are over-the-counter agreements to exchange future cash flows based upon agreed notional amounts. Most commonly used swaps are currency swaps. The Bank and its affiliates are subject to credit risk arising from the respective counterparties' failure to perform. Market risk arises from the possibility of unfavourable movements in market rates relative to the contractual rates of the contract.

(ii) Futures and forwards

Futures and forward contracts are commitments to either purchase or sell a designated financial instrument, currency, commodity or an index at a specified future date for a specified price and may be settled in cash or another financial asset. Futures are standardized exchange-traded contracts whereas forwards are individually-traded over-the-counter contracts. Initial margin requirements for futures are met in cash or other instruments, and changes in the future contract values are settled daily. Therefore credit risk is limited to the net positive change in the market value for a single day. Futures contracts have little credit risk because the counterparties are futures exchanges. Forward contracts result in credit exposure to the counterparty. Futures and forward contracts both result in exposure to market risk based on changes in market prices relative to contracted amounts.

Risk management disclosures continued

(iii) Options

Options are derivative financial instruments that give the buyer, in exchange for a premium payment, the right, but not the obligation, to either purchase from (call option) or sell to (put option) the writer a specified underlying at a specified price on or before a specified date. The Bank enters into foreign exchange options. Foreign currency options provide protection against rising or falling currency rates. The Bank as a buyer of over-the-counter options is subject to market risk and credit risk since the counterparty is obliged to make payments under the terms of the contract if the Bank exercises the option. As the writer of over-the-counter options, the Bank is subject to market risk only since it is obliged to make payments if the option is exercised.

B. Trading activities

The Bank and its affiliates maintain active trading positions in non-derivative financial instruments. Most of the trading activities are customer driven. In anticipation of customer demand, an inventory of capital market instruments is carried and access to market liquidity is maintained by quoting bid and offer prices to and trading with other market makers. Positions are also taken in the interest rate, foreign exchange, debt and equity markets based on expectations of future market conditions. These activities constitute the proprietary trading business and enable the Bank and its affiliates to provide customers with capital market products at competitive prices. As trading strategies depend on both market-making and proprietary positions, given the relationships between instruments and markets, those are managed in concert to maximize net trading income. Trading activities are managed by type of risk involved and on the basis of the categories of trading instruments held.

(i) Counterparty credit risk

The Bank and its affiliates' counterparty credit exposure at the balance sheet date from financial instruments held or issued for trading purposes is represented by the fair value of instruments with a positive fair value at that date, as recorded on the balance sheet. Notional amounts disclosed in the notes to the financial statements do not represent the amounts to be exchanged by the parties to derivatives and do not measure the exposure to credit or market risks. The amounts to be exchanged are based on the terms of the derivatives.

The risk that counterparties to trading instruments might default on their obligations is monitored on an ongoing basis. In monitoring credit risk exposure, consideration is given to trading instruments with a positive fair value and to the volatility of the fair value of trading instruments. To manage the level of credit risk, the Bank and its affiliates deal with counterparties of good credit standing, enter into master netting agreements whenever possible, and when appropriate, obtain collateral. Master netting agreements provide for the net settlement of contracts with the same counterparty in the event of default.

(ii) Market risk

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable or more onerous. The instruments are recognized at fair value, and all changes in market conditions directly affect net trading income.

The Bank and its affiliates manage its use of trading instruments in response to changing market conditions. Exposure to market risk is formally managed in accordance with risk limits set by senior management by buying or selling instruments or entering into offsetting positions.

C. Non-trading activities

Below is a discussion of the various risks the Bank and its affiliates are exposed to as a result of its non-trading activities and the approach taken to manage those risks.

(i) Liquidity risk

Liquidity risk arises in the general funding of the Bank and its affiliates' activities and in the management of positions. It includes both the risk of being unable to fund assets at appropriate maturities and rates and the risk of being unable to liquidate an asset at a reasonable price and in an appropriate time frame.

The Bank and its affiliates have access to a diverse funding base. Funds are raised using a broad range of instruments including deposits, syndications, securitizations, bonds issuance, other funding sources and share capital. This enhances funding flexibility, limits dependence on any one source of funds and generally lowers the cost of funds. The Bank strives to maintain a balance between continuity of funding and flexibility through the use of liabilities with a range of maturities. Liquidity risk is continuously assessed by identifying and monitoring changes in funding required to meet business goals and targets set in terms of the overall strategy. In addition, a portfolio of liquid assets is held as a part of the Bank's liquidity risk management strategy.

The following table provides an analysis of monetary assets and monetary liabilities of the consolidated entities into relevant maturity groupings based on the remaining periods to repayment.

	31 December 2001						31 December 2000					
	Up to 1 month TL billions	1 to 3 months TL billions	3 to 6 months TL billions	6 to 12 months TL billions	Over 1 year TL billions	Total TL billions	Up to 1 month TL billions	1 to 3 months TL billions	3 to 6 months TL billions	6 to 12 months TL billions	Over 1 year TL billions	Total TL billions
MONETARY ASSETS												
Turkish Lira												
Cash and cash equivalents	572,164	3,528	-	-	-	575,692	117,883	7,559	-	-	-	125,442
Financial assets held for trading	12,251	2,492	97,706	39,182	-	151,631	101,660	376,799	137,375	163,440	214,562	993,836
Investments	1,383	5,044	443,853	6,126	583,279	1,039,685	13,030	224,830	299,705	288,553	1,349,977	2,176,095
Loans and advances to banks	14,489	1,438	-	7,512	-	23,439	1,407,896	53,146	25,576	2,285	-	1,488,903
Loans and advances to customers	462,411	69,086	79,286	53,298	214,926	879,007	628,353	428,524	419,622	349,368	337,744	2,163,611
Other assets	79,617	6,674	51,955	8,757	189,220	336,223	95,303	66,174	5,078	13,155	6,357	186,067
Deferred tax assets	-	-	-	-	268,814	268,814	-	-	-	-	-	-
Total Turkish Lira monetary assets	1,142,315	88,262	672,800	114,875	1,256,239	3,274,491	2,364,125	1,157,032	887,356	816,801	1,908,640	7,133,954
Foreign currency												
Cash and cash equivalents	1,550,419	2,046	-	-	-	1,552,465	894,922	-	-	-	-	894,922
Financial assets held for trading	-	2,289	20,136	433,984	979,731	1,436,140	19,894	2,097	3,221	2,452	1,735,860	1,763,524
Investments	816	414	248	770	3,428,402	3,430,650	1,030	384,312	29,029	1,607	850,203	1,266,181
Loans and advances to banks	1,167,583	136,844	6,466	40,368	38,733	1,389,994	718,978	63,251	31,116	50,354	10,278	873,977
Loans and advances to customers	912,051	498,343	529,835	982,749	1,614,521	4,537,499	425,530	868,247	1,589,674	1,463,857	1,133,870	5,481,178
Other assets	70,118	10,908	5,759	24,096	32,005	142,886	6,205	11,356	25,363	3,510	-	46,434
Deferred tax assets	-	-	-	-	2,576	2,576	-	-	-	-	-	-
Total foreign currency monetary assets	3,700,987	650,844	562,444	1,481,967	6,095,968	12,492,210	2,066,559	1,329,263	1,678,403	1,521,780	3,730,211	10,326,216
Total Monetary Assets	4,843,302	739,106	1,235,244	1,596,842	7,352,207	15,766,701	4,430,684	2,486,295	2,565,759	2,338,581	5,638,851	17,460,170
MONETARY LIABILITIES												
Turkish Lira												
Deposits	2,810,213	236,929	46,970	8,945	41,943	3,145,000	2,419,339	682,521	66,631	20,468	89,310	3,278,269
Obligations under repurchase agreements	236	85,256	-	-	-	85,492	709,760	135	-	-	-	709,895
Loans and advances from banks	14,724	25,530	20,681	16	14	60,965	59,887	8,954	5,378	8	80	74,307
Bonds payable	-	-	-	-	-	-	3,193	1,424	-	-	-	4,617
Other liabilities	135,528	23,304	19,855	32,631	278,004	489,322	234,960	78,292	44,015	38,043	226,777	622,087
Total Turkish Lira monetary liabilities	2,960,701	371,019	87,506	41,592	319,961	3,780,779	3,427,139	771,326	116,024	58,519	316,167	4,689,175
Foreign currency												
Deposits	7,322,124	864,759	200,730	292,727	133,736	8,814,076	5,713,683	659,430	126,166	202,705	113,285	6,815,269
Obligations under repurchase agreements	76,745	76,654	-	-	-	153,399	349,772	-	-	-	-	349,772
Loans and advances from banks	42,857	674,992	826,556	1,178,467	592,712	3,315,584	1,279,579	822,784	636,798	1,257,096	1,221,167	5,217,424
Bonds payable	9,480	-	3,297	-	58,817	71,594	8,901	-	2,923	25,203	73,938	110,965
Other liabilities	82,189	13,917	30,001	5,472	241,404	372,983	43,293	23,399	14,750	39,660	93,915	215,017
Total foreign currency monetary liabilities	7,533,395	1,630,322	1,060,584	1,476,666	1,026,669	12,727,636	7,395,228	1,505,613	780,637	1,524,664	1,502,305	12,708,447
Total Monetary Liabilities	10,494,096	2,001,341	1,148,090	1,518,258	1,346,630	16,508,415	10,822,367	2,276,939	896,661	1,583,183	1,818,472	17,397,622

Risk management disclosures continued

(ii) Market risk

Interest rate risk

The Bank and its affiliates' operations are subject to the risk of interest rate fluctuations to the extent that interest-earning assets (including investments) and interest-bearing liabilities mature or reprice at different times or in differing amounts. In the case of floating rate assets and liabilities the Bank and its affiliates are also exposed to basis risk, which is the difference in repricing characteristics of the various floating rate indices, such as the deposit rate and six months libor and different types of interest. Treasury activities are aimed at optimizing net interest income, given market interest rate levels consistent with the Bank's business strategies.

Asset-liability risk management activities are conducted in the context of the Bank's sensitivity to interest rate changes. In general, as common in current economic environment, the consolidated financial statements are liability sensitive because its interest-earning assets have a longer duration and reprice slightly less frequently than interest-bearing liabilities. This means that in rising interest rate environments, margins earned will narrow as liabilities reprice. However, the actual effect will depend on a number of factors, including the extent to which repayments are made earlier or later than the contracted dates and variations in interest rate sensitivity within repricing periods and among currencies.

Interest rate derivatives are primarily used to bridge the mismatch in the repricing of assets and liabilities. This is done in accordance with the guidelines established by the Bank's asset-liability management committee.

Some assets have indefinite maturities or interest rate sensitivities and are not readily matched with specific liabilities. Those assets are funded by liability pools based on the assets' estimated maturities and repricing characteristics.

Part of the Bank's return on financial instruments is obtained from controlled mismatching of the dates on which interest receivable on assets and interest payable on liabilities are next reset to market rates or, if earlier, the dates on which the instruments mature.

The following table indicates the effective interest rates by major currencies for the major balance sheet components for the year 2001 and 2000:

	2001			
	US$	EURO	DEM	TRL
	%	%	%	%
Assets				
Loans and advances to banks	0.40-10.66	3.25-5.50	34.00	39.50-85.21
Debt and other fixed or floating income instruments	6.60-12.06	7.80-9.24	8.00-34.50	42.98-83.80
Loans and advances to customers	3.13-15.43	6.28-20.00	-	37.97-88.08
Liabilities				
Deposits:				
- Foreign currency deposits	3.85-14.30	3.50-5.87	4.83	-
- Bank deposits	3.00-13.00	3.92-13.00	-	57.82-77.88
- Saving deposits	-	-	-	57.27-77.95
- Commercial deposits	-	-	-	58.23-79.83
- Public and other deposits	-	-	-	77.95
Obligations under repurchase agreements	2.84	-	-	77.30
Loans and advances from banks	2.00-25.60	4.00-14.00	2.50-18.00	15.00-59.00
Bonds payable	3.98	8	-	-

Risk management disclosures continued

	2000			
	US$ %	EURO %	DEM %	TRL
Assets				
Loans and advances to banks	2.00-45.00	2.75-20.00	5.00-9.30	26.00-131.40
Debt and other fixed or floating income instruments	8.88-12.75	7.80-11.57	9.30	21.68-160.00
Loans and advances to customers	8.00-24.00	7.00-24.00	9.50-17.00	21.68-98.28
Liabilities				
Deposits:				
- Foreign currency deposits	6.00-14.00	5.00-10.42	5.00-10.20	-
- Bank deposits	7.75-55.00	5.86-16.42	-	32.00-99.03
- Saving deposits	-	-	-	30.00-89.98
- Commercial deposits	-	-	-	20.00-95.46
- Public and other deposits	-	-	-	35.00-89.82
Obligations under repurchase agreements	8.17-10.00	-	-	18.80-106.12
Loans and advances from banks	1.00-45.00	4.77-26.00	5.93-11.59	23.93
Bonds payable	8.00	8.00	-	19.00-81.00

Equity price risk

Equity price risk is the possibility that equity prices will fluctuate affecting the fair value of equity investments and other instruments that derive their value from a particular equity investment or index of equity prices. The primary exposure to equity prices arises from trading activities and the Bank limits the risk by maintaining a small portfolio. Exposure to market risk is formally managed in accordance with risk limits.

Currency risk

The Bank and its affiliates are exposed to currency risk through transactions in foreign currencies and through its investment in foreign operations.

The Bank and its affiliates' main foreign operations are in Holland and Moscow. The measurement currencies of its operations are Euro and US Dollars. As the currency in which the Bank presents its consolidated financial statements is the Turkish Lira (TL), the consolidated financial statements are affected by movements in the exchange rates between these currencies and TL.

The Bank finances a significant proportion of its net investment in foreign operations with borrowings in the same currencies as the relevant measurement currencies to mitigate its currency risk. Currency swaps are also used to match the currency of some of its other borrowings to the measurement currencies involved.

The Bank and its affiliates' transactional exposures give rise to foreign currency gains and losses that are recognized in the statement of operations. These exposures comprise the monetary assets and monetary liabilities that are not denominated in the measurement currency of the Bank involved, excluding borrowings treated as hedges of net investments in foreign operations.

Risk management disclosures continued

The currency structure of the Bank and its affiliates is as follows:

	2001 TL billions				
	US$	EURO	TRL	Other Currencies	Total
Assets					
Cash and cash equivalents	913,016	521,601	575,692	117,848	2,128,157
Financial assets held for trading	1,375,392	60,384	151,631	364	1,587,771
Investments	3,339,563	75,816	1,039,685	15,271	4,470,335
Loans and advances to banks	712,299	649,227	23,439	28,468	1,413,433
Loans and advances to customers	3,360,766	828,272	1,117,568	341,379	5,647,985
Other assets	106,773	21,419	719,751	18,171	866,114
Investments in associated companies	8	157	62,815	-	62,980
Tangible assets	3,749	48,808	1,243,126	4,821	1,300,504
Intangible assets	-	-	129,550	5,358	134,908
Deferred tax asset	2,576	-	268,814	-	271,390
Total Assets	9,814,142	2,205,684	5,332,071	531,680	17,883,577
Liabilities					
Deposits	5,543,990	3,047,592	3,145,000	222,494	11,959,076
Obligations under repurchase agreements	153,399	-	85,492	-	238,891
Loans and advances from banks	2,639,093	555,396	60,965	121,095	3,376,549
Bonds payable	12,777	58,817	-	-	71,594
Taxation on income	1,688	22,960	988	3,174	28,810
Other liabilities	224,454	106,698	489,817	14,009	834,978
Total Liabilities	8,575,401	3,791,463	3,782,262	360,772	16,509,898
Minority Interest	-	-	49,061	218	49,279
Shareholders' Equity	-	-	1,324,400	-	1,324,400
Net On Balance Sheet Position	1,238,741	(1,585,779)	176,348	170,690	-
Off Balance Sheet Net Notional Position	(1,470,348)	1,425,898	(14,533)	58,983	-
Credit Commitments	2,642,606	1,126,828	771,610	170,366	4,711,410

	2000 TL billions				
	US$	EURO	TRL	Other Currencies	Total
Total Assets	5,569,266	1,264,343	8,862,658	3,827,486	19,523,753
Total Liabilities	8,466,187	1,280,779	4,692,743	2,959,266	17,398,975
Minority Interest	-	-	56,236	949	57,185
Shareholders' Equity	-	-	2,067,593	-	2,067,593
Net On Balance Sheet Position	(2,896,921)	(16,436)	2,046,086	867,271	-
Off Balance Sheet Net Notional Position	3,573,284	(2,050,151)	(1,542,420)	19,287	-
Credit Commitments	3,833,561	111,643	1,465,645	709,555	6,120,404

Risk management disclosures continued

Of the amounts shown in the table above, at 31 December 2001, 8% (2000: 73%) are economically hedged by currency swaps, forward contracts and other derivatives entered into to manage these currency exposures. In respect of monetary assets and liabilities in foreign currencies that are not economically hedged, the Bank and its affiliates ensure that their net exposures are kept to an acceptable level by buying and selling foreign currencies at spot rates when considered appropriate.

For the purposes of the evaluation of the table above, attention should be given to the assets and liabilities denominated in Russian Roubles which are considered as foreign currency items. Russia is a highly inflationary environment as evidenced by a very high cumulative inflation rate of %198.43 for the three years ended 31 December 2001. The Russian Roubles denominated net assets as included in the above table at their TL equivalents at 31 December 2001 amounted to TL52,043 billions (2000: TL81,247 billions).

For the year ended 31 December 2001, volume of transactions in foreign currency, comprising foreign exchange operations, workers' remittances, capital movements, etc. amounts approximately to USD46,335 millions (2000: USD83,071 millions).

(iii) Credit risk

The Bank and its affiliates are subject to credit risk through its trading, lending, hedging and investing activities and in cases where they act as intermediaries on behalf of customers or other third parties or issues guarantees.
Credit risk associated with trading and investing activities is managed through the Bank's market risk management process.

The risk that counterparties to both derivative and other instruments might default on their obligations is monitored on an ongoing basis. To manage the level of credit risk, the Bank and its affiliates deal with counterparties of good credit standing, enter into master netting agreements whenever possible, and when appropriate, obtain collateral. Master netting agreements provide for the net settlement of contracts with the same counterparty in the event of default.

The Bank and its affiliates' primary exposure to credit risk arises through its loans and advances. The amount of credit exposure in this regard is represented by the carrying amounts of the assets on the balance sheet. The Bank and its affiliates are exposed to credit risk on various other financial assets, including derivative instruments used for hedging and debt investments. The current credit exposure in respect of these instruments is equal to the carrying amount of these assets in the balance sheet. In addition, the Bank and its affiliates are exposed to off balance sheet credit risk through guarantees issued (Note 24).

Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

The major concentrations of credit risk arise by location and type of customer in relation to the Bank and its affiliates' investments, loans and advances and guarantees issued. There is not any significant exposures to any individual customer or counterparty.

Total geographic sector risk concentrations, both on and off balance sheet, are presented in the table below:

	2001 TL billions				
	Loans	Total Assets	Total Liabilities	Non-Cash Loans	Capital Expenditure
Turkey	4,406,932	14,906,280	10,204,774	4,268,663	257,432
Holland	1,028,793	1,936,515	1,815,687	163,071	26,786
Germany	5,510	295,870	830,122	-	-
USA	-	212,667	801,934	85,805	-
Japan	-	5,573	450,874	-	-
England	3,412	273,867	407,037	109,833	-
Switzerland	731	11,489	208,150	-	-
Luxembourg	-	20,901	427,665	29,325	-
Malta	-	2,771	296,082	-	-
Others	202,607	217,644	1,067,573	54,713	1,185
TOTAL	5,647,985	17,883,577	16,509,898	4,711,410	285,403

Risk management disclosures continued

	2000 TL billions				
	Loans	Total Assets	Total Liabilities	Non-Cash Loans	Capital Expenditure
Turkey	4,116,368	13,724,803	10,137,891	5,495,008	349,283
Holland	1,521,525	1,600,025	1,508,367	223,505	12,221
Germany	71,733	589,726	389,005	16,937	-
USA	-	63,084	717,855	-	-
England	368	235,017	474,149	-	-
Switzerland	14,146	17,687	421,703	-	-
Luxembourg	948,215	2,071,489	1,239,143	200,559	-
Malta	447,016	957,926	1,769,322	139,862	-
Others	465,036	263,996	741,540	44,533	1,616
TOTAL	7,584,407	19,523,753	17,398,975	6,120,404	363,120

The amounts reflected in the tables represent the maximum accounting loss that would be recognized at the balance sheet date if counterparties failed completely to perform as contracted and any collateral or security proved to be of no value. The amounts, therefore, greatly exceed expected losses, which are included in the allowance for uncollectibility. The Bank's policy is to require suitable collateral to be provided by certain customers prior to the disbursement of approved loans. On average 60-70% of the balance of outstanding loans is collateralized. Guarantees and letters of credit are also subject to strict credit assessments before being provided. The agreements specify monetary limits to the Bank and its affiliates' obligations. The extent of collateral held for guarantees and letters of credit is around 80-90%.

The Bank generally seeks collateral security comprising real estate and other mortgages of varying ranking, charges on commodity inventories, letters of guarantee, promissory notes and similar items. The breakdown of cash and non-cash loans and advances to customers by type collateral is as follows as at 31 December:

	2001 TL billions	2000 TL billions
Cash loans		
Secured loans:	3,143,176	5,034,548
Secured by cash collateral	233,838	186,545
Secured by mortgages	661,284	153,601
Secured by government institutions or government securities	305,393	29,950
Guarantees issued by financial institutions	154,117	584,906
Other collateral (pledge on assets, corporate and personal guarantees, promissory notes)	1,788,544	4,079,546
Unsecured loans	2,103,599	2,338,355
Total performing loans and financial lease receivables	5,246,775	7,372,903

	2001 TL billions	2000 TL billions
Non-cash loans		
Secured loans:	4,366,649	4,688,910
Secured by cash collateral	371,494	260,341
Secured by mortgages	239,741	-
Secured by government institutions or government securities	5,874	25,130
Guarantees issued by financial institutions	18,506	224,424
Other collateral (pledge on assets, corporate and personal guarantees, promissory notes)	3,731,034	4,179,015
Unsecured loans	344,761	1,431,494
Total non-cash loans	4,711,410	6,120,404

Risk management disclosures continued

D. Hedging

Due to the Bank and its affiliates' overall interest rate risk position and funding structure, its risk management policies require that it should minimize its exposure to changes in foreign currency rates and manage interest rate, credit risk and market price risk exposure within certain guidelines. Derivative financial instruments are used to manage the potential earnings impact of interest rate and foreign currency movements. Several types of derivative financial instrument are used for this purpose, including interest rate swaps and currency swaps, options, financial futures, forward contracts and other derivatives. The purpose of the hedging activities is to protect the Bank and its affiliates from the risk that the net cash inflows will be adversely affected by changes in interest or exchange rates, credit ratings or market prices. The Bank and its affiliates enter into transactions to ensure that it is economically hedged in accordance with risk management policies. However, in the accompanying consolidated financial statements, hedge accounting was not used as hedge accounting relationship was not evidenced.

(26) Significant event

Significant economic difficulties have emerged in Turkey during the year 2001. These include, but are not limited to a steep decline in prices of domestic debt and equity securities and increasing rates on government and corporate borrowings. In an attempt to overcome the liquidity crisis in the banking system, on 22 February 2001, the government allowed Turkish Lira to float freely. This caused a 28% devaluation of the Turkish Lira against the US Dollar during the first day of floatation. The financial condition of the Bank and its affiliates and their future operations and cash flows were adversely affected by continued economic difficulty.

HEAD OFFICE

63 Büyükdere Caddesi
Maslak 80670 İstanbul / Turkey
Tel: (90-212) 335 35 35
Fax: (90-212) 335 35 35
Telex: 27635 gati tr
Swift: TGBATRIS
www.garantibank.com

OVERSEAS BRANCHES

BAHRAIN BRANCH
Mr. Murat Baltacı
P.O. Box 1937
Manama / Bahrain
Tel : (973) 21 61 61 (3 lines)
Fax : (973) 21 44 77
Swift : TGBABHBM

LUXEMBOURG BRANCH
Mr. Salih Tuncer Mutlucan
Mr. Fouad Rathle
8 Place Winston Churchill
L-1340 Luxembourg
Tel : (352) 22 33 21 220
Fax : (352) 22 33 21 222
Telex : 60370 gablu
Swift : TGBALULL

MALTA BRANCH
Mr. Ahmet Fesçi
11-12 St.Barbara Bastion
Valetta VLT 06 Malta
Tel : (356) 21 234 913
Fax : (356) 21 234 914
Swift : TGBAMTMT

REPRESENTATIVE OFFICES

GENEVA
Mr. Yücel Arat
80 Rue de Rhone
1204 Geneva / Switzerland
Tel : (41-22) 318 00 30
Fax : (41-22) 311 32 62

DUSSELDORF
Mr. Fahri Birincioğlu
Friedrich Ebert Str, 45 (Ecke Karl Str)
40210 Dusseldorf / Germany
Tel : (49-211) 35 31 98 - 35 31 99
Fax : (49-211) 35 42 89

LONDON
Ms. Ayşe Dickson
15 Knightsbridge
London SW1X 7LY United Kingdom
Tel : (44 207) 761 25 00
Fax : (44 207) 245 92 39

MOSCOW
Mr. Emin Erkan Kurt
Kosmodameanskaya Naberezhnaya, 52
Building 1, Block A, 5th floor
113054 Moscow / Russian Federation
Tel : (70-95) 961 25 00 (16 lines)
Fax : (70-95) 961 25 03
Telex : 485370 gbmw-ru
Swift : GABMRUMM

SHANGHAI
Mr. Noyan Rona
Mr. Edie Zhang
Room 1304 Marine Tower
No:1 Pudong Avenue
200120 Shanghai / China
Tel: (86 21) 5879 4031
5879 7900 - 5879 4155
Fax : (86 21) 5879 3896

Garanti Bank common stock is listed on the İstanbul Stock Exchange and the London Stock Exchange. Analysts, portfolio managers and other investors seeking further information on Garanti Bank may contact our Investor Relations Department at (+90 212) 335 31 50.

Number of Shares (million)	750,000
Free float (December 31, 2001)	31.51%
US Exchange (ADRs)	PORTAL
DR: Underlying Share Ratio (2001)	1:2000
Ticker symbols	Reuters: GARAN.IS
	Bloomberg: GARAN TI

Garanti Bank's annual reports, interim financial statements, corporate announcements, news releases, and ownership structure as well as other relevant information can be found on Garanti Bank's web site at www.garantibank.com

Produced by Tayburn Kurumsal
Tel: (0212) 227 04 36 Fax: (0212) 227 88 57
http://www.tayburnkurumsal.com

CONTAINS RECYCLED MATERIAL

GarantiBank

www.garantibank.com

Printed in Turkey